Form 10-K405/A, Exhibit 13
period 1996-12-31
CONCENTRA MANAGED CARE INC
filed 1997-07-31
CIK 1038528

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    This document contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Reference is hereby made to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission for certain considerations that could cause actual results to differ materially from those contained in this document.

    Overview

     CRA provides field case management and specialized cost containment services designed to reduce workers' compensation costs. Field case management services involve working on a one-on-one basis with injured employees and their various health care professionals, employers and insurance company adjusters to assist in maximizing medical improvement and, where appropriate, to expedite return to work. Specialized cost containment services include various techniques designed to reduce the cost of workers' compensation claims and automobile accident injury claims.

    The Company operates one of the largest field case management organizations in the United States, consisting of 118 field case management offices with approximately 1,125 field case managers who provide medical management and return to work services in 49 states and the District of Columbia. CRA also provides a broad range of specialized cost containment services, including utilization management, telephonic case management and retrospective medical bill review services, that are designed to reduce costs associated with work-related injuries. The Company markets its services to workers' compensation insurers, third-party administrators and self-insured employers through a direct sales and marketing organization consisting of over 150 dedicated personnel. CRA currently has over 1,250 customers nationwide.

    The Company was founded in 1978 to provide field case management services to workers' compensation payors. In 1990, as part of its strategy to provide a comprehensive range of managed care services to its customers and to leverage its national organization and local office network in field case management, CRA began introducing specialized cost containment services designed to reduce the cost of workers' compensation claims. The Company believes that specialized cost containment services represent an important growth opportunity for CRA and that the majority of such services generate higher gross margins than traditional field case management services.

    Historically, the Company's field case management revenue growth has resulted from both local market share gains as well as geographic office expansion. The Company opened 15 new field case management offices in 1994, eight in 1995, all of which were in connection with the acquisition of Alta Pacific Corporation and eight in 1996. The Company believes that its field case management office network is of sufficient size to serve adequately the needs of its nationwide customers. As a result, the Company expects that it will need to open only a few new field case management offices per year to satisfy client needs in selected regions.

    Since 1990, the Company has offered specialized cost containment services which in 1996 represented approximately 33.8% of revenues. The Company provides specialized cost containment services from 70 service locations across the country. The Company opened 13 new specialized cost containment locations in 1994, two in 1995 and 20 in 1996.

    Set forth below for each of the three most recent years is the percentage of the Company's revenues generated from its field case management services and its specialized cost containment services.

                                                  YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1994       1995       1996
                                               ---------  ---------  ---------
Field case management services                      76.0%      72.9%      66.2%
Specialized cost containment services               24.0%      27.1%      33.8%

On March 8, 1994, the Company completed a recapitalization
("Recapitalization"), pursuant to which the Company redeemed an aggregate of 49.0% of the then outstanding shares of Common Stock from the Company's principal stockholders for a total consideration of $50,412,000 in cash and $5,000,000 in junior subordinated notes ("Junior

Subordinated Notes"). To finance these redemptions and related expenses, the Company issued an aggregate of $10,000,000 of Preferred Stock, borrowed $17,000,000 in term loans ("Term Loans")and $5,000,000 in revolving credit ("Former Revolving Credit Facility")and issued $21,000,000 in senior subordinated notes ("Senior Subordinated Notes").

    On May 10, 1995, the Company completed the sale of 2,515,625 shares of its Common Stock, including the exercise of the underwriters over-allotment option, at a price of $16.00 per share, generating net proceeds to the Company of $36,507,000. These proceeds, supplemented by borrowings under a new credit facility ("Credit Facility") ($5,000,000) were used to repay fully the Term Loan ($16,250,000), the Former Revolving Credit Facility ($4,226,000) and the Senior Subordinated Notes ($21,000,000). The early repayment of this debt resulted in a loss on the retirement of debt of $2,460,000.

On October 23, 1995, the Company acquired Alta Pacific Corporation, a workers' compensation case management company with eight offices in the state of Washington, with revenues of approximately $3,000,000, in a pooling of interests for 136,150 shares of Common Stock, or approximately $2,900,000 in value, based upon the market value of the stock on the acquisition date. This acquisition was not material to the Company's financial statements and the Company restated its opening retained earnings as of the acquisition date to reflect the net assets of Alta Pacific Corporation. As such, the results for the year ended December 31, 1995 only include the operating results of Alta Pacific Corporation subsequent to the acquisition date.

On April 2, 1996, the Company purchased FOCUS HealthCare Management, Inc. ("FOCUS") from United HealthCare Corporation for $21,000,000 in cash. FOCUS, based in Brentwood, Tennessee, has built and maintains one of the nation's largest workers' compensation preferred provider organization ("PPO") networks, and had annual revenues of approximately $9,900,000 for the year ended December 31, 1995. In order to finance this acquisition, the Company and First Union Bank signed an amendment to expand the Company's borrowing capacity under the Credit Facility to $40,000,000 under similar terms and conditions.

On May 29, 1996, the Company acquired all the outstanding capital stock of QMC3, Inc. ("QMC3") in exchange for 230,441 shares of the Company's Common Stock in a pooling of interests, which was valued at approximately $8,500,000 as of the date of the acquisition agreement. QMC3, based in Denver, Colorado, is a leading managed care services company serving the automobile liability insurance market, and has been instrumental in helping to obtain the passage of legislation in Colorado and New York enabling the mandatory direction of medical care for automobile accident victims. QMC3 had annual revenues in 1995 of approximately $2,000,000. This acquisition, which was accounted for as a pooling of interests, was not material to the Company's financial statements and the Company restated its opening retained earnings as of the acquisition date to reflect the net assets of QMC3. As such, the results for the year ended December 31, 1996 only include the operating results of QMC3 subsequent to the acquisition date.

On June 7, 1996, the Company completed the sale of 2,875,000 shares of its Common Stock, including the exercise of the underwriters' over-allotment option, at a price of $46.00 per share. Of the aggregate shares of Common Stock sold, 1,200,000 shares were sold for the account of the Company generating net proceeds to the Company of approximately $51,840,000 and 1,675,000 shares were sold for account of certain stockholders of the Company. The Company used approximately $29,000,000 of the net proceeds to repay borrowings under the expanded Credit Facility with First Union Bank.

On October 29, 1996, the Company purchased Prompt Associates, Inc. ("Prompt") for approximately $30,000,000 in cash. Prompt, which is based in Salt Lake City, Utah, is one of the leading providers of hospital bill audit services to the group health payor community for claims that fall outside of an indemnity carrier's, third-party administrator's ("TPA") or health maintenance organization's ("HMO") network of hospital or outpatient facilities. Prompt had annual revenues of approximately $10,000,000 for the year ended December 31, 1995. In order to finance this acquisition, the Company utilized approximately $25,000,000 of its existing cash, supplemented by borrowings of approximately $5,000,000 under the Company's Credit Facility.


As a result of the acquisitions of Focus and Prompt, the Company recorded approximately $49.5 million purchase price in excess of net tangible assets acquired. The Company assigned approximately $1.4 million to assembled workforce and customer lists based upon the expected costs to replace these assets. The remaining $48.1 million was allocated to goodwill. The Company periodically reviews whether changes have occurred, either specific to the business or generally in the industry, which might result in an impairment of a portion or all of the goodwill or other long-lived assets. In connection with any required review, management compares undiscounted future cash flows from the businesses to the carrying value of the long-term assets. If the undiscounted future cash flows are less than carrying value of assets, the Company would record a write-down in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of."



Each of the FOCUS and Prompt acquisitions constituted a strategic opportunity to expand CRA's product line. Neither of the acquired companies is asset-intensive, neither owns its facilities, and neither is dependent on technology. Each of these acquisitions was the product of an arms-length negotiation conducted within a highly competitive bidding process, and in each case the ultimate purchase price was based on the strategic value of the acquired business, rather than the value of its assets.




The Company currently derives less than 2% of its revenue on a case rate or capitated basis. Although risk sharing arrangements are not common in today's workers' compensation managed care services industry, the Company believes that these arrangements may become more prevalent in the future.


Result of Operations

Years Ended December 31, 1996 and 1995

Revenues
Revenues increased 23.0% in 1996 to $179,652,000 from $146,055,000 in 1995. Field case management revenues increased 11.6% in 1996 to $118,864,000 from $106,462,000 in 1995, while specialized cost containment revenues increased 53.5% in 1996 to $60,788,000 from $39,593,000 in 1995. The field case management revenue growth is primarily attributable to the acquisition of Alta Pacific Corporation in the fourth quarter of 1995, the opening of eight offices during 1996 and growth in revenues from existing service locations. The specialized cost containment revenue growth is primarily attributable to the acquisition of FOCUS on April 2, 1996, QMC3 on May 29, 1996 and Prompt on October 29, 1996. Excluding these acquisitions, cost containment revenues would have increased approximately 27.0% over 1995. This revenue growth is attributable to the addition of 15 service locations during 1996, excluding the service locations associated with the FOCUS, QMC3 and Prompt acquisitions, and continued growth in retrospective bill review and telephonic case management services in existing service locations. The Company expects to experience substantial revenue growth from its specialized cost containment offerings in 1996 due to its acquisitions and continued growth in its other cost containment product offerings.

Cost Of Services
Cost of services increased 20.5% in 1996 to $147,747,000 from $122,615,000 in 1995 due to an increase in revenues and the acquisitions of FOCUS, QMC3 and Prompt. Cost of services as a percentage of revenue decreased to 82.2% in 1996 compared to 84.0% in 1995. This improvement in gross margin is primarily the result of productivity gains in field case management services coupled with a shift in the Company's revenue mix towards specialized cost containment services, including the services provided by FOCUS, QMC3 and Prompt, which historically have had higher gross profit margins than revenues derived from field case management services. The Company's cost of services consists primarily of salaries and related benefits, rent, travel, marketing, telephone expenses and other office-related costs.

General and Administrative Expenses
General and administrative expenses increased 31.0% in 1996 to $14,439,000 from $11,021,000 in 1995, or to 8.0% from 7.5% as a percentage of revenue for 1996 and 1995, respectively. The increase in general and administrative expenses in 1996 primarily was due to increased expenditures for marketing initiatives, additional investments in the information technology group and general and administrative expense associated with FOCUS and Prompt.

Other Expense
Other expense for 1996 consisting entirely of interest income and expense, decreased by $2,285,000 to $199,000 in 1996 from $2,484,000 in 1995. The
Company recorded interest income of $571,000 which was the result of the investment of excess proceeds from the sale of Common Stock in June of 1996 until such cash was utilized for the purchase of Prompt in October 1996. Interest expense decreased $1,714,000 in 1996 to $770,000 compared to interest expense of $2,484,000 in 1995. The decrease in interest expense in 1996 was due primarily to the repayment of the Term Loan and Senior Subordinated Notes with the proceeds from the sale of Common Stock in May 1995. This decrease in interest expense was partially offset by interest expense associated with Credit Facility borrowings utilized to finance the FOCUS acquisition in April of 1996 (until repaid with a portion of the proceeds from the Company's sale of Common Stock in June of 1996) and additional Credit Facility borrowings utilized to finance the Prompt acquisition in October 1996.

Provision for Income Taxes
The Company's provision for income taxes for 1996 was $7,166,000, or an effective tax rate of 41.5%, compared to a tax provision for 1995 of $3,974,000, or an effective tax rate of 40.3%. The Company expects its effective tax rate to increase to approximately 44% for 1997 due to the non-deductibility of goodwill amortization associated with the FOCUS and Prompt acquisitions.

Years Ended December 31, 1995 and 1994
Revenues
Revenues increased 20.4% in 1995 to $146,055,000 from $121,295,000 in 1994. Field case management revenue increased 15.4% in 1995 to $106,462,000 from $92,232,000 in 1994, while specialized cost containment revenue grew by 36.2% in 1995 to $39,593,000 from $29,063,000 in 1994. This growth is attributable to the opening of 23 new field case management and 15 new specialized cost containment service locations throughout 1994 and 1995 as well as growth in revenues from existing service locations. The Company experienced significant revenue growth from its specialized cost containment offerings in 1995, as revenues from the Company's bill review, telephonic case management and precertification services increased by over 60% from the prior year.

Cost of Services
Cost of services increased 18.1% in 1995 to $122,615,000 from $103,796,000 in 1994. Cost of services increased in 1995 primarily due to expenses associated with the opening of additional service locations and compensation of related personnel. Cost of services as a percentage of revenue for 1995 decreased to 84.0% from 85.6% in 1994. This improvement is the result of increased field case management gross profit margins due to productivity gains coupled with a further shift in the Company's revenue mix towards the specialized cost containment services, especially bill review, which historically have had higher gross profit margins than field case management services.

General and Administrative Expenses
General and administrative expenses increased 25.9% in 1995 to $11,021,000 from $8,753,000 in 1994, or 7.5% and 7.2% as a percentage of revenue for 1995 and 1994, respectively. This increase was due primarily to increased expenses for additional senior corporate management and to significant investments in the information technology group, national marketing, PPO network development and other administrative functions. These additions and investments occurred primarily in the second half of 1994.

Other Expense
Other expense for 1995 consisted entirely of interest expense. Interest expense for 1995 decreased $1,603,000 to $2,484,000 in 1995 from $4,087,000 in 1994 due to the repayment of debt in connection with the sale of Common Stock on May 10, 1995.

Provision for Income Taxes
The Company's effective tax rate was 40.3% for 1995 which resulted in a tax provision of $3,974,000. In connection with the Recapitalization during 1994, the Company converted from S to C corporation status and was required to report income on an accrual basis for tax purposes rather than on a cash basis.

Loss on Retirement of Debt
The Company used the net proceeds ($36,507,000) from the sale of Common Stock, supplemented by borrowings under the New Credit Facility ($5,000,000) to fully repay the Term Loan ($16,250,000), the Former Revolving Credit Facility ($4,226,000) and the Senior Subordinated Notes ($21,000,000). The early repayment of this debt resulted in the Company recording a loss on the retirement of debt of $2,460,000 comprised of the write-off of associated deferred finance costs ($1,772,000), debt discount on the Senior Subordinated Notes ($2,140,000) and fees associated with the termination of the interest rate swaps previously required by the loan agreement ($158,000), offset by a tax benefit of $1,610,000.

Liquidity and Capital Resources

The Company has historically funded its working capital requirements and capital expenditures primarily from cash flow generated from operations supplemented by short-term borrowings under revolving credit facilities and the proceeds of its public offerings of Common Stock. Cash flows generated from operations were $5,594,000, $4,114,000 and $2,723,000 for the years ended December 31, 1994, 1995 and 1996, respectively. During 1996, working capital used $10,368,000 of cash primarily due to an increase in accounts receivable of $8,299,000 and a decrease in accounts payable and accrued expenses of $2,494,000, offset by a decrease in prepaid expenses of $425,000. Accounts receivable increased due to continued revenue growth while accounts payable and accrued expenses decreased due to the timing of payments, especially those associated with the Company's acquisition of FOCUS and Prompt. Prepaid expenses decreased primarily due to the decrease in prepaid income taxes.

The Company used net cash of $49,973,000 in connection with the acquisitions of FOCUS and Prompt. The Company purchased FOCUS in April 1996 for approximately $21,000,000 in cash and Prompt in October 1996for approximately $30,000,000 in cash. The Company also used $3,907,000 of cash to purchase property and equipment during 1996, the majority of which was spent on new computers and software packages.

On January 16, 1996, the Company utilized borrowings under the Credit Facility to retire the $5,000,000 10% Junior Subordinated Notes issued in connection with the Recapitalization.

In June of 1996, the Company sold an aggregate of 1,200,000 shares of its Common Stock, including the exercise of the underwriters' over-allotment option, at a price of $46.00 per share generating net proceeds to the Company of approximately $51,840,000. The Company used approximately $29,000,000 of the net proceeds to repay all of the outstanding borrowings under the Credit Facility with First Union Bank.

The Company has a $40,000,000 Credit Facility with First Union Bank. The Company's obligations under the Credit Facility are secured by a first priority security interest in substantially all of the Company's properties and assets. At December 31, 1996, the Company had borrowings under the Credit Facility of $5,700,000 at an average rate of interest of 7.61%.

The Company's long-term liquidity needs consist of working capital and capital expenditure requirements, repayment of borrowings under the Credit Facility and the funding of any future acquisitions. The Company intends to fund these long-term liquidity needs from cash generated from operations, available borrowings under the Credit Facility and, if necessary, future debt or equity financing. There can be no assurance that any future debt or equity financing will be available on terms favorable to the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of CRA Managed Care, Inc.:

We have audited the accompanying consolidated balance sheets of CRA Managed Care, Inc. (a Massachusetts corporation) as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRA Managed Care, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Boston, Massachusetts
January 27, 1997

                    CRA MANAGED CARE, INC.
                  CONSOLIDATED BALANCE SHEETS


                                                           DECEMBER 31,
                                              ---------------------------------
                   ASSETS                     1995                1996
-------------------------------------------  -----------         -----------
CURRENT ASSETS:
  Cash and cash equivalents                   $3,005,000          $2,596,000
  Accounts receivable, less allowance for
   doubtful accounts of $430,000 and
   $2,167,000 respectively                    26,380,000          36,446,000
  Prepaid expenses                               629,000           1,012,000
  Prepaid taxes                                  319,000                  --
                                             -----------         -----------
    Total current assets                      30,333,000          40,054,000
PROPERTY AND EQUIPMENT, AT COST               11,732,000          20,906,000
  Less: Accumulated depreciation and
    amortization                               5,864,000          12,016,000
                                             -----------         -----------
    Net property and equipment                 5,868,000           8,890,000
OTHER ASSETS:
  Goodwill, net of amortization                       --          47,529,000
  Assembled workforce and customer
   lists                                              --           1,259,000
  Other assets                                   355,000             396,000
                                             -----------         -----------
    Total other assets                           355,000          49,184,000
                                             -----------         -----------
                                             $36,556,000         $98,128,000
                                             -----------         -----------


   LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------
CURRENT LIABILITIES:
  Revolving credit facilities                   $4,300,000          $5,700,000
  Current portion of long-term debt              5,000,000              56,000
  Accrued interest expense                          18,000                  --
  Accounts payable and accrued expenses          5,927,000           7,975,000
  Accrued payroll and related
   expenses                                      7,595,000           6,663,000
  Accrued income taxes                                  --             315,000
                                               -----------         -----------
    Total current liabilities                   22,840,000          20,709,000
LONG-TERM DEFERRED TAX LIABILITIES               2,056,000             841,000
COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)
STOCKHOLDERS' EQUITY:
  Preferred Stock -- $.01 par value;1,000,000
   authorized; none issued and outstanding              --                  --
  Common stock-- $.01 par value;  10,000,000
   and 40,000,000 authorized; 7,372,424 and
   8,921,403 shares issued and outstanding,
   respectively                                      74,000              89,000
   Paid-in capital                               36,839,000          91,234,000
   Retained deficit                             (25,253,000)        (14,745,000)
                                               -----------         -----------
    Total stockholders' equity                  11,660,000          76,578,500
                                               -----------         -----------
                                               $36,556,000         $98,128,000
                                               -----------         -----------
                                               -----------         -----------


    The accompanying notes are an integral part of these consolidated financial statements.

                            CRA MANAGED CARE, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEARS ENDED DECEMBER 31,
                                         ----------------------------------------
                                           1994        1995            1996
                                         ------------  ------------  ------------
REVENUES...............................  $121,295,000  $146,055,000  $179,652,000
COST OF SERVICES.......................   103,796,000   122,615,000   147,747,000
                                         ------------  ------------  ------------
    GROSS PROFIT.......................    17,499,000    23,440,000    31,905,000
GENERAL AND ADMINISTRATIVE EXPENSES....     8,753,000    11,021,000     14,439,00
                                         ------------  ------------  ------------
OPERATING INCOME.......................     8,746,000    12,419,000    17,466,000
OTHER (INCOME) EXPENSE:
 Interest (income).....................       (62,000)           --      (571,000)
 Interest expense......................     4,087,000    2,484,000        770,000
 Other expense.........................       132,000            --            --
                                         ------------  ------------  ------------
    Total other (income) expense.......     4,157,000    2,484,000        199,000
    INCOME BEFORE INCOME TAXES.........     4,589,000    9,935,000     17,267,000
PROVISION FOR INCOME TAXES
 Current year operations...............     1,530,000    3,974,000      7,166,000
 Change in tax status..................     3,772,000           --            --
                                         ------------  ------------  ------------

    Total provision for income taxes...     5,302,000    3,974,000      7,166,000
                                         ------------  ------------  ------------
NET INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEMS................................      (713,000)   5,961,000     10,101,000
LOSS ON RETIREMENT OF DEBT, NET OF
  TAXES OF $1,610,000..................            --   (2,460,000)           --
                                         ------------  ------------  ------------
NET INCOME (LOSS)......................     ($713,000)  $3,501,000    $10,101,000
                                         ------------  ------------  ------------
                                         ------------  ------------  ------------
ACTUAL AND PRO FORMA EARNINGS PER SHARE:
  Pro forma net income (Note 2)........     2,753,000
                                         ------------
                                         ------------
  Net income before extraordinary
   items...............................         $0.57         $0.91         $1.19
  Loss on retirement of debt, net of
   taxes...............................            --         (0.37)          --
                                         ------------  ------------  ------------
 Net income............................         $0.57         $0.54         $1.19
                                         ------------  ------------  ------------
 Weighted average shares outstanding...     4,815,000     6,540,000     8,475,000
                                         ------------  ------------  ------------


    The accompanying notes are an integral part of these consolidated financial statements.

                             CRA MANAGED CARE, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                            YEARS ENDED DECEMBER 31,
                                        -----------------------------------
                                          1994       1995         1996
                                        ----------  ----------  -----------
CASH FLOWS FROM OPERATIONS:
 Net income (loss).................        ($713,000) $3,501,000  $10,101,000
 Items not requiring cash:
  Depreciation of property and equipment   1,274,000   1,601,000    2,330,000
  Amortization of intangibles.......              --          --      662,000
  Provision for doubtful accounts...         353,000     186,000    1,213,000
  Amortization of deferred finance
    costs and debt discount.........         521,000     228,000           --
  Loss on retirement of debt........              --   3,912,000           --
  Loss on disposal of fixed
    assets..........................         134,000          --           --
  Provision for deferred taxes......       2,758,000     208,000   (1,215,000)
 Change in assets and liabilities:
  Accounts receivable...............      (4,730,000) (5,570,000)  (8,299,000)
  Prepaid expenses and deposits.....      (1,407,000)    344,000      425,000
  Accounts payable, accrued expenses
    and income taxes................       7,404,000    (296,000)  (2,494,000)
                                          ----------  ----------  -----------
    Cash flows from operations......       5,594,000   4,114,000    2,723,000
CASH FLOWS FROM INVESTING
  ACTIVITIES:
 Acquisition of FOCUS, QMC3 and
   Prompt, net of cash acquired....              --         --   (49,973,000)
 Purchase of property and
   equipment.......................       (2,788,000) (2,492,000)  (3,907,000)
 Other investing activities........         (10,000)    (12,000)      (8,000)
                                         ----------  ----------  -----------
    Cash flows used for investing
      activities...................      (2,798,000) (2,504,000) (53,888,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings (payments) under
   revolving credit facilities,
   net.............................       4,716,000    (416,000)   1,400,000
 Proceeds from the issuance of Term
   Loan............................      17,000,000          --           --
 Payments on Term Loan.............        (750,000) (16,250,000)         --
 Proceeds (payment) on Senior
   Subordinated Notes..............      21,000,000  (21,000,000)         --
 Proceeds (payment) on Junior
   Subordinated Notes..............       5,000,000           --   (5,000,000)
 Payments on other long-term
   debt............................              --           --      (52,000)
 Net proceeds from the issuance of
   Preferred Stock.................       9,249,000           --           --
 Net proceeds from the sale of
  Common Stock.....................              --   36,507,000   51,840,000
 Proceeds for the sale of Common
   Stock under the employee stock
   purchase plan and stock option
   plans...........................              --      357,000    2,568,000
 Costs associated with the issuance
   of debt.........................      (2,154,000)          --           --
 Repurchase of common stock........     (55,412,000)          --           --
                                         ----------   ----------  -----------
    Cash flows provided by (used for)
     financing activities...........      (1,351,000)    (802,000)  50,756,000
                                          ----------   ----------  -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS..............       1,445,000      808,000     (409,000)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR.................         752,000    2,197,000     3,005,000
                                          ----------   ----------   -----------
CASH AND CASH EQUIVALENTS, END OF
  PERIOD............................      $2,197,000   $3,005,000    $2,596,000
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION:
 Interest paid......................      $2,902,000   $2,865,000      $987,000
 Income taxes paid..................      $3,690,000   $3,392,000    $6,579,000



    The accompanying notes are an integral part of these consolidated financial statements.

                           CRA MANAGED CARE, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                       SERIES A
                     CONVERTIBLE                    CLASS A            $0.01 PAR VALUE
                    PREFERRED STOCK               COMMON STOCK           COMMON STOCK
               --------------------------   -----------------------  -----------------------
                  NUMBER                     NUMBER                    NUMBER                  PAID-IN       RETAINED
                 OF SHARES       VALUE       OF SHARES      VALUE      OF SHARES     VALUE      CAPITAL      EARNINGS
               ------------  ------------  -----------  -----------  -----------  ----------  ----------  -------------
BALANCE            --
  DECEMBER
  31, 1993..                $   --         4,700,000   $   1,000       --      $   --      $    --        $   15,855,000
Treasury           --
  Stock
  Purchase..                    --           --           --           --          --           --              --
Treasury           --
  Stock
Reissuance..                    --           --           --           --          --           --           (12,039,000)
Issuance of   1,698,463
  Preferred
  Stock.....                  9,249,000      --           --           --          --           --              --
Net Loss....       --           --           --           --           --          --           --              (713,000)
BALANCE       1,698,463
  DECEMBER
  31,1994...                  9,249,000    4,700,000       1,000       --          --           --             3,103,000
Conversion    (1,698,463)
  of
 Convertible
  Preferred
  Stock into
  Class A
  Common
  Stock.....       --        (9,249,000)     --           --           --          --           --           (31,617,000)
Conversion
  of Class A
  into $0.01
  par value
  Common
  Stock.....       --           --        (4,700,000)     (1,000)   4,700,000      47,000       --               (46,000)
Sale of Common
  Stock.....       --           --           --           --       2,515,625         25,000      36,482,000
Common Stock       --
  issued for
  the
 acquisition
  of Alta
  Pacific
  Corporation..                 --           --           --          136,150       2,000       --              (194,000)
Common Stock       --
  issued
  under
  employee
  stock
  purchase
  and option
  plans.....                    --           --           --           20,649      --            357,000        --
Net Income..       --           --           --           --           --          --           --             3,501,000
                ----------   ---------   ---------     ----------    ---------    --------    -----------    -----------
BALANCE            --
  DECEMBER
  31, 1995..                    --           --           --        7,372,424      74,000     36,839,000     (25,253,000)
                ----------   ---------   ---------     ----------    ---------    --------    -----------    -----------
                ----------   ---------   ---------     ----------    ---------    --------    -----------    -----------
Sale of Common
  Stock.....       --           --           --           --       1,200,000         12,000      51,828,000
Common Stock
  issued for
  the
 acquisition
  of QMC3...       --           --           --           --          230,441       2,000       --               407,000
Common Stock
  issued
  under
  employee
  stock
  purchase
  and option
  plans.....       --           --           --           --          118,538       1,000      2,567,000        --
Net Income..       --           --           --           --           --          --           --            10,101,000
                ----------   ---------   ---------     ----------    ---------    --------    -----------    -----------
BALANCE
  DECEMBER
  31, 1996..       --       $   --           --        $  --        8,921,403  $   89,000  $  91,234,000  ($  14,745,000)
                ----------   ---------   ---------     ----------    ---------    --------    -----------    -----------
                ----------   ---------   ---------     ----------    ---------    --------    -----------    -----------



                     SERIES A
                   TREASURY STOCK             STOCK-
               -------------------------     HOLDERS'
                   NUMBER                     EQUITY
                  OF SHARES       VALUE       (DEFICIT)
               ------------  -----------  -------------
BALANCE
  DECEMBER
  31, 1993..      --       $    --        $  15,856,000
Treasury
  Stock
  Purchase..   (2,303,000)   (55,412,000)   (55,412,000)
Treasury
  Stock
Reissuance..      604,537     14,546,000      2,507,000
Issuance of
  Preferred
  Stock.....      --            --            9,249,000
Net Loss....      --            --             (713,000)
               -----------   ------------   ------------
BALANCE
  DECEMBER
  31, 1994..   (1,698,463)   (40,866,000)   (28,513,000)
               -----------   ------------   ------------
               -----------   ------------   ------------
Conversion
  of
 Convertible
  Preferred
  Stock into
  Class A
  Common
  Stock.....    1,698,463     40,866,000       --
Conversion
  of Class A
  into $0.01
  par value
  Common
  Stock.....      --            --             --
Sale of Common
  Stock.....      --            --           36,507,000
Common Stock
  issued for the
  acquisition
  of Alta
  Pacific
  Corporation     --            --             (192,000)
Common Stock
  issued
  under
  employee
  stock
  purchase
  and option
  plans.....      --            --              357,000
Net Income..      --            --            3,501,000
               -----------   ------------   ------------
BALANCE
  DECEMBER
  31, 1995..      --            --           11,660,000
               -----------   ------------   ------------
               -----------   ------------   ------------
Sale of Common
  Stock.....      --             --          51,840,000
Common Stock
  issued for the
  acquisition
  of QMC3...      --            --              409,000
Common Stock
  issued
  under
  employee
  stock
  purchase
  and option
  plans.....      --            --            2,568,000
Net Income..      --            --           10,101,000
               -----------   ------------   ------------
BALANCE
  DECEMBER
  31, 1996..      --       $    --        $  76,578,000
               -----------   ------------   ------------
               -----------   ------------   ------------

    The accompanying notes are an integral part of these consolidated financial statements.

                           CRA MANAGED CARE, INC.
                        NOTES TO FINANCIAL STATEMENTS

(1) Organization, Capitalization and Acquisitions

CRA Managed Care, Inc. (the "Company") was founded in 1978 and is a provider of field case management and specialized cost containment services designed to reduce workers' compensation costs. On March 8, 1994 the Company completed a recapitalization (the "Recapitalization"), which included the repurchase of 2,303,000 shares of Common Stock from the two principal stockholders of the Company for $55,412,000; and the sale of 1) 1,698,463 shares of Series A Preferred Stock for $10,000,000 to J.H. Whitney & Co. and affiliated companies ("Whitney", $9,000,000) and the First Union Corporation ("First Union", $1,000,000), with each share being convertible into one share of Common Stock,
2) $17,000,000 principal amount of term loans (the "Term Loan") and a $10,000,000 revolving credit facility (the "Former Revolving Credit Facility") due March 31, 1999 at an interest rate of the Base Rate plus 1 1/2% or LIBOR plus 3% to First Union Bank of North Carolina ("First Union Bank"), 3) $21,000,000 principal amount of senior subordinated promissory notes (the "Senior Subordinated Notes") due March 8, 2001 at an interest rate of the 10.101% to Whitney ($19,000,000) and First Union ($2,000,000), and 4) $5,000,000
principal amount of junior subordinated notes (the "Junior Subordinated Notes") due March 9, 2002 at an interest rate of 10.0% to the Company's two principal stockholders.

The Company incurred costs of $2,905,000 in connection with the Recapitalization of which $751,000 was assigned to the issuance of the Preferred Stock and $2,154,000 to the issuance of the debt. Furthermore, the Company issued 604,538 shares of Common Stock from its treasury stock to Whitney (546,963 shares) and First Union (57,575 shares) in connection with the issuance of the Senior Subordinated Notes. The Company assigned a value of $2,507,000 to these shares which was recorded as debt discount on the Senior Subordinated Notes.


On March 15, 1995 the Board of Directors voted to restate the Company's
Amended and Restated Articles of Organization. The effect of the restatement was
(i) to increase to 10,000,000 the number of authorized shares of Common Stock, to change the par value of the Common Stock to $.01 per share and to create a new class of preferred stock, $.01 par value and (ii) to effect a 4.7 to 1.0 stock split.


On May 10, 1995, the Company completed its initial public offering of 2,515,625 shares of its Common Stock, including the exercise of the underwriters over-allotment option, at a price of $16.00 per share, generating net proceeds to the Company of $36,507,000. These proceeds, supplemented by borrowings of $5,000,000 under a new $25,000,000 credit facility (the "Credit Facility") with First Union Bank were used to repay fully the Term Loan ($16,250,000) and the Former Revolving Credit Facility ($4,226,000) with First Union Bank and the Senior Subordinated Notes ($21,000,000) issued to Whitney and First Union. The early repayment of this debt resulted in a loss on the retirement of debt of $2,460,000 comprised of the write-off of associated deferred finance costs ($1,772,000), debt discount on the Senior Subordinated Notes ($2,140,000) and fees associated with the termination of the interest rate swaps required by the former loan agreement ($158,000), offset by a tax benefit of $1,610,000.

On October 23, 1995, the Company acquired Alta Pacific Corporation, a workers' compensation case management company with eight offices in the state of Washington, with revenues of approximately $3,000,000, in a pooling transaction for 136,150 shares of Common Stock, or approximately $2,900,000 in value, based upon the market value of the stock on the acquisition date. This acquisition was not material and the Company restated its opening retained earnings as of the acquisition date to reflect the net assets of Alta Pacific Corporation. As such, the results for the year ended December 31, 1995 include the operating results of Alta Pacific Corporation subsequent to the acquisition date.

    On April 2, 1996, the Company purchased FOCUS HealthCare Management, Inc. ("FOCUS") from United HealthCare Corporation for $21,000,000 in cash. FOCUS, based in Brentwood, Tennessee, has built and maintains one of the nation's and had annual revenues of approximately $9,900,000 for the year ended December 31, 1995. In order to finance this acquisition, the Company and First Union Bank signed an amendment to expand the Company's borrowing capacity under the Credit Facility to $40,000,000 under similar terms and conditions.

On May 21, 1996, at the Company's Stockholder Meeting, the Stockholders voted to restate the Company's Amended and Restated Articles of Organization to increase to 40,000,000 the number of authorized shares of Common Stock.

On May 29, 1996, the Company acquired all the outstanding capital stock of QMC3, Inc. ("QMC3") in exchange for 230,441 shares of the Company's Common Stock in a pooling of interest transaction, which was valued at approximately $8,500,000 as of the date of the acquisition agreement. QMC3, based in Denver, Colorado, is a leading managed care services company serving the automobile liability insurance market which was instrumental in helping to obtain the passage of legislation in Colorado and New York enabling the mandatory direction of medical care for automobile accident victims. QMC3 had annual revenues of approximately $2,000,000 for the year ended December 31, 1995. This acquisition, which was accounted for as a pooling of interests, was not material to the Company's financial statements and the Company restated its opening retained earnings as of the acquisition date to reflect the net assets of QMC3. As such, the results for the year ended December 31, 1996 include the operating results of QMC3 subsequent to the acquisition date.

On June 7, 1996, the Company completed the sale of 2,875,000 shares of its Common Stock, including the exercise of the underwriters' over-allotment option, at a price of $46.00 per share. Of the aggregate shares of Common Stock sold, 1,200,000 were sold for the account of the Company generating net proceeds to the Company of approximately $51,840,000 and 1,675,000 shares were sold for the account of certain stockholders of the Company. The Company used approximately $29,000,000 of the net proceeds to repay borrowings under the expanded Credit Facility with First Union Bank.

On October 29, 1996, the Company purchased Prompt Associates, Inc.
("Prompt") for $30,000,000 in cash. Prompt, which is based in Salt Lake City, Utah, is one of the leading providers of hospital bill audit services to the group health payor community for claims that fall outside of an indemnity carrier's, third-party administrator's ("TPA") or health maintenance organization's ("HMO") network of hospital or outpatient facilities and had annual revenues of approximately $10,000,000 for the year ended December 31, 1995. In order to finance this acquisition, the Company utilized approximately $25,000,000 of its existing cash, supplemented by borrowings of approximately $5,000,000 under the Company's Credit Facility.


The acquisitions of FOCUS and Prompt have been accounted for by the Company as purchases whereby the basis for accounting for FOCUS' and Prompt's assets and liabilities are based upon their fair values at the dates of acquisition. The allocation of the purchase price to these assets and liabilities is as follows with the excess of cost over fair value of net assets acquired (goodwill) being amortized over forty years:



                                                                     FOCUS         PROMPT
                                                                --------------  -------------
Purchase price including fees and expenses:....................  $  21,555,000  $  30,594,000
Purchase price allocated to:
Current assets.................................................      1,795,000      2,181,000
Property and equipment.........................................        929,000        450,000
Other long term assets.........................................          5,000       --
Assembled workforce and customer lists.........................        683,000        759,000
Current liabilities............................................       (711,000)    (1,587,000)
Long-term deferred tax liabilities.............................       (324,000)      --
Other long-term debt...........................................        (39,000)      --
                                                                 -------------  -------------
Net assets acquired............................................      2,338,000      1,803,000
                                                                 -------------  -------------
Excess of cost over fair value of net assets acquired
  (goodwill)...................................................  $  19,217,000  $  28,791,000
                                                                 -------------  -------------
                                                                 -------------  -------------


(2) Actual, Pro Forma and Supplemental Pro Forma Earnings Per Share

(a) Earnings per share
Earnings per share for the years ended December 31, 1995 and 1996 has been calculated based on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the year.

(b) Pro forma earnings per share
Pro forma earnings per share for the year ended December 31, 1994 has been calculated as if the Company had been subject to federal and state income taxes for the period based upon an effective tax rate indicative of the statutory rates in effect during the period (prior to the Recapitalization on March 8, 1994, the Company elected to be taxed as an S corporation on a cash basis, and accordingly, was not subject to federal income taxes and certain state income tax jurisdictions).


(c) Supplemental Pro Forma Earnings Per Share--1996 (Unaudited) Supplemental pro forma earnings per share for 1996 has been calculated as if (i) the acquisitions of FOCUS and Prompt had been consummated on January 1, 1996,
(ii) the Company repaid all its outstanding debt at the beginning of 1996 utilizing the net proceeds of $51,840,000 from the sale of 1,200,000 shares of Common Stock in June, 1996 and (iii) the Company borrowed under its Revolving Credit Facility at an interest rate of 7.0% for its remaining borrowing requirements. Supplemental pro forma revenue, net income and earnings per share for the year ended December 31, 1996 would have been $194,508,000 and $10,972,000 and $1.22, respectively. The supplemental pro forma weighted average number of shares of 8,975,000 is the actual weighted average number of shares of Common Stock and Common Stock equivalents outstanding plus the impact of the 1,200,000 shares of Common Stock that were sold.


(3) Summary of Significant Accounting Policies

(a) Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. The carrying amount approximates fair value due to the short maturity of those instruments.

(c) Revenue Recognition


The Company recognizes revenue as services have been rendered based upon time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of charges reviewed, and to a limited extent, based on a percentage of savings achieved for the Company's customers. In these circumstances, the customer is obligated to pay the Company when the services have been rendered and the savings have been identified. During the fee schedule audit process (i.e. bill review), each bill reviewed and audited is returned to the customer accompanied by an Explanation of Benefits ("EOB"). The EOB details the total savings with respect to the bill being reviewed as well as the amounts owed to the Company as a percentage of savings identified and the line charge associated with the bill being reviewed. Historically, the Company has experienced insignificant disputes regarding the total savings achieved during the bill review process, and therefore, has not deemed it necessary to establish a reserve for such disputes. Accounts receivable at December 31, 1995 and 1996 include $4,350,000 and $4,500,000, respectively, of unbilled accounts receivable relating to services rendered but not invoiced until after the period-end. These unbilled accounts receivable relate primarily to field case management services, which are billed on a hourly basis, whereby the Company has not yet provided sufficient enough services which would warrant an invoice to be generated. The customers are obligated to pay for services once performed. The Company estimates unbilled accounts receivable by tracking actual unbilled hours and associated hourly rates.

A portion of the allowance for doubtful accounts attributable to Prompt is based on historical experience of ineligible claims which are either charged back or given a negotiated discount. Prompt utilizes several methods to project unpresented discounts and chargebacks including a tracking of the actual experience of contractual discounts. Other factors that affect collectibility and bad debts for each service line are also evaluated and additional allowance amounts may be provided.


Insurance claims are modeled by Prompt prior to the insurance company's internal review procedures to determine if the claims should be modeled by Prompt or are payable by the insurance company. During the insurance company's review process, some claims have pre-existing PPO or HMO arrangements, or other pre-existing conditions and disqualifying situations. When these situations occur, a refund (chargeback) is requested for the amounts paid (invoiced) on these claims.



Prompt's policy is to record a sales allowance as an offset to revenues and accounts receivable based on the historical tracking of discounts and/or chargebacks at the time the claims are modeled. Prompt recorded net provisions to the allowance for the two months ended December 31, 1996 of $689,000.


(d) Depreciation
The Company provides for depreciation on property and equipment using straight-line and accelerated methods by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

ASSET CLASSIFICATION                                                       ESTIMATED USEFUL LIFE
--------------------------------------------------------  --------------------------------------------------------
Furniture and fixtures                                    7 Years
Office and computer equipment                             3--5 Years
Automobiles                                               5 Years
Leasehold improvements                                    The shorter of the life of lease or asset life


(e) Intangible assets

The value of goodwill, assembled workforce, and customer lists are recorded at cost at the date of acquisition. Goodwill, including any excess arising from earnout payments, is being amortized on a straight-line basis over a 40-year period. The assembled workforce and customer lists are being amortized over a five-year and seven-year period, respectively. Accumulated amortization of these intangibles was $659,000 at December 31, 1996. The Company periodically reviews whether changes have occurred either, specific to the business or generally in the industry, which might require revision of the remaining estimated useful life of the assigned goodwill or render all or a portion of the goodwill non-recoverable. In accordance with Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," impairments are determined by comparing undiscounted estimated future cash flows to the carrying value of long-lived assets.


(f) Deferred finance costs
Costs of $2,154,000 associated with the debt issued in connection with the Recapitalization was allocated to each debt instrument and was being amortized as interest expense over the life of the debt instruments with lives ranging from five to six years. All deferred finance costs were written off as a result of the early retirement of debt in connection with the sale of Common Stock on May 10, 1995.

(g) Income Taxes

Prior to the Recapitalization, the Company had elected "S" corporation status under Section 1362 of the Internal Revenue Code. Accordingly, the Company was not liable for federal income taxes as income was taxed directly to the Company's stockholders. However, certain states in which the Company conducts its operations did not recognize "S" corporation status. As a result, the Company had provided for state income tax for these states.

In connection with the Recapitalization, the Company was required to change from an "S" corporation to a "C" corporation and to report income on an accrual basis for tax purposes as opposed to a cash basis. This change resulted in the Company recording an incremental tax provision of $3,772,000 in 1994.

(h) Foreign Currency Translation
All assets and liabilities of the Company's Canadian offices are translated at the year-end exchange rate while revenues and expenses are translated at the average exchange rate for the year.

(i) Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Revolving Credit Facilities

(a) Credit Facility
On April 28, 1995, the Company entered into the $25,000,000 Credit Facility with First Union Bank. On March 29, 1996, the Company and First Union Bank signed an amendment to expand the Company's borrowing capacity under the Credit Facility to $40,000,000 under similar terms and conditions in order to finance the acquisition of FOCUS. Interest on borrowings under the Credit Facility is payable, at the Company's option, at First Union Bank's prime rate plus an additional percentage of up to .375%, or LIBOR plus an additional percentage of up to 1.875%, depending on certain financial criteria. At December 31, 1995 and 1996, the Company had borrowings under the Credit Facility of $4,300,000 and $5,700,000, respectively, at an average rate of interest of 7.36% and 7.61%, respectively.

The Credit Facility contains customary covenants, including, without limitation, restrictions on the incurrence of indebtedness, the sale of assets, certain mergers and acquisitions, the payment of dividends on the Company's capital stock, the repurchase or redemption of capital stock, transactions with affiliates, investments, capital expenditures and changes in control of the Company. Under the Credit Facility, the Company is also required to satisfy certain financial covenants, such as cash flow, capital expenditures and other financial ratio tests including current ratios and interest expense coverage ratios. The Company was in compliance with all such covenants during 1996. The ability of the Company to meet its debt service requirements and to comply with such covenants is dependent upon the Company's future performance, which is subject to financial, economic, competitive and other factors affecting the Company, some of which are beyond its control. The entire $40,000,000 of revolving credit is available for borrowing by the Company provided that the Company is prohibited from borrowing under the Credit Facility in order to finance the acquisition of other businesses unless the Company will have, immediately following any such acquisition, at least $5,000,000 available for additional working capital borrowings under the Credit Facility. The Company's obligations under the Credit Facility are secured by a first priority security interest in substantially all of the Company's properties and assets.

The Company is required to pay First Union Bank a facility fee of .25% to
 .375% per annum, depending on certain financial criteria, on the unused portion of the Credit Facility as well as a quarterly agent fee of $3,750, payable in advance.

(b) Former Revolving Credit Facility
As part of the Recapitalization, the Company obtained the Former Revolving Credit Facility of $10,000,000 and the Term Loan of $17,000,000 (see below) through First Union Bank pursuant to a loan agreement (the "Former Loan Agreement"). The Former Revolving Credit Facility permitted borrowings by the Company of up to a maximum of $10,000,000, subject to certain borrowing base requirements, until maturity on March 31, 1999 at an interest rate of the Base Rate plus 1 1/2% or LIBOR plus 3%.

The Company was required to pay First Union Bank a facility fee of .5% per annum on the unused portion of the Former Revolving Credit Facility, quarterly in arrears, as well as a yearly agent fee of $25,000.

For the years ended December 31, 1994, 1995 and 1996, the weighted average borrowings under these revolving credit facilities were $3,404,000, $4,903,000 and $8,184,000, respectively, and the weighted average interest rates were 7.39%, 8.55% and 6.94%, respectively.

(5) Long-term Debt
(a) Term Loan
Pursuant to the Former Loan Agreement with First Union Bank, the Company obtained a $17,000,000 Term Loan due March 31, 1999 at an interest rate of the base rate plus 1 1/2% or LIBOR plus 3% (9.375% at December 31, 1994). The Term Loan required quarterly principal payments of $250,000 beginning June 30, 1994 through March 31, 1995, $750,000 beginning June 30, 1995 through March 31, 1997, $1,000,000 beginning June 30, 1997 through December 31, 1998 and a final payment of $3,000,000 on March 31, 1999. The Term Loan was repaid in full on May 10, 1995.

(b) Senior Subordinated Notes
The Company issued $21,000,000, principal amount, of 10.101% Senior Subordinated Notes due March 8, 2001 to Whitney ($19,000,000) and First Union ($2,000,000). Furthermore, the Company issued 604,538 shares of its treasury stock to Whitney (546,963 shares) and First Union (57,575 shares) in connection with the issuance of the Senior Subordinated Notes, to which the Company assigned a value of $2,507,000 at the date of issuance, which was reflected as debt discount on the Senior Subordinated Notes and was being amortized as interest expense over the life of the debt. The Senior Subordinated Notes were repaid in full on May 10, 1995 and the associated debt discount was written off and was included in Loss on Retirement of Debt.

(c) Junior Subordinated Notes
In connection with the repurchase of 2,303,000 shares of Common Stock from the two principal stockholders of the Company as part of the Recapitalization, the Company issued $5,000,000, principal amount, of 10% Junior Subordinated Notes due March 9, 2002. On January 16, 1996 the Company retired the 10% Junior Subordinated Notes utilizing borrowings under the Credit Facility.

(6) Income Taxes
The provision for income taxes consists of the following for the years ended December 31, 1994, 1995 and 1996:

                                                                               1994           1995          1996
                                                                          --------------  ------------  ------------
Current:
Federal.................................................................  $  1,777,000  $  1,658,000  $  6,713,000
State...................................................................       767,000       498,000     1,668,000
                                                                          ------------  ------------  ------------
                                                                             2,544,000     2,156,000     8,381,000
Deferred:
Federal.................................................................     2,822,000       166,000      (964,000)
State...................................................................       (64,000)       42,000      (251,000)
                                                                          ------------  ------------  ------------
                                                                             2,758,000       208,000    (1,215,000)
                                                                          ------------  ------------  ------------
Total...................................................................  $  5,302,000  $  2,364,000  $  7,166,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

Significant items making up deferred tax liabilities and deferred tax assets were as follows at December 31:

                                                                         1995            1996
                                                                    --------------  ------------
Deferred Tax Assets:
Allowance for doubtful............................................  $     169,00  $    312,000
Accrued expenses..................................................       452,000       543,000
                                                                    ------------  ------------
                                                                    $    621,000  $    855,000
                                                                    ------------  ------------
                                                                    ------------  ------------
Deferred Tax Liabilities:
Book to tax depreciation..........................................  $    180,000  $    418,000
Change in tax status..............................................     2,497,000     1,278,000
                                                                    ------------  ------------
                                                                    $  2,677,000  $  1,696,000
                                                                    ------------  ------------
                                                                    ------------  ------------

A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                                 1994            %       1995             %        1996
                                                             -----------   ---------  ---------     ---------  ------------
Tax provision at federal statutory rate....................  $  1,560,000       34.0% $  1,994,000       34.0% $  6,044,000
Income prior to Recapitalization, taxed as an "S"
  corporation..............................................      (352,000)      -7.7%      --               -%      --
State taxes, net of federal income tax benefit.............       228,000        5.0%      356,000        6.1%      898,000
Items not deductible for tax purposes......................        94,000        2.0%       14,000        0.2%      224,000
                                                             ------------        ---  ------------        ---  ------------
                                                             $  1,530,000       33.3% $  2,364,000       40.3% $  7,166,000
                                                             ------------        ---  ------------        ---  ------------
                                                             ------------        ---  ------------        ---  ------------

                                                                   %
                                                             ----------
Tax provision at federal statutory rate....................       35.0%
Income prior to Recapitalization, taxed as an "S"
  corporation..............................................          -%
State taxes, net of federal income tax benefit.............        5.2%
Items not deductible for tax purposes......................        1.3%
                                                                   ---
                                                                  41.5%
                                                                   ---
                                                                   ---

Prior to the Recapitalization, the Company was an "S" corporation under
Section 1362 of the Internal Revenue Code. In connection with the
Recapitalization, the Company was required to change from an "S" corporation to a "C" corporation and to report income on a accrual basis for tax purposes as opposed to a cash basis. This change resulted in an incremental tax provision of $3,772,000 in 1994.

(7) Stockholders' Equity

(a) Convertible Preferred Stock
Each share of the Series A Convertible Preferred Stock could have been converted by the holder into a share of Class A Common Stock, subject to certain anti-dilution adjustments. The holders of the Series A Convertible Preferred Stock were entitled to receive dividends or distributions on an as-converted basis equal to amounts declared by the Company on its Common Stock. The holders of Series A Convertible Preferred Stock were entitled to vote with the holders of Class A Common Stock on an as converted basis.

The Company could require the conversion of all outstanding Series A
Convertible Preferred Stock in connection with a qualified initial public offering. The Company exercised this option in connection with the sale of Common Stock on May 10, 1995 and subsequently canceled, retired and eliminated all shares of Series A Convertible Preferred Stock from the Company's authorized shares.

(b) Class A Common Stock
All shares of Class A Common Stock were converted into $.01 par value Common Stock in connection with the sale of Common Stock on May 10, 1995 and the Company subsequently canceled, retired and eliminated all shares of Class A Common Stock from the Company's authorized shares.

(8) Commitments
The Company leases certain office facilities from related parties under leases that expire on various dates through December 31, 2003. Certain leases require the Company to pay increases in operating costs and real estate taxes. In addition, the Company leases certain office facilities from unrelated parties under operating lease agreements that expire on various dates to July 31, 2000.

Motor vehicles and office equipment are leased from unrelated parties under non-cancelable operating leases that expire on various dates through December 31, 1999.

    The following is a schedule of rent expense by major category for the years ended December 31:

                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Facilities--related parties.............................................  $    714,000  $    726,000  $    726,000
Facilities--unrelated parties...........................................     2,673,000     3,199,000     4,374,000
                                                                          ------------  ------------  ------------
                                                                             3,387,000     3,925,000     5,100,000
Office equipment........................................................       150,000       190,000       206,000
Automobiles.............................................................     2,181,000     2,638,000     2,729,000
                                                                          ------------  ------------  ------------
Total rent expense......................................................  $  5,718,000  $  6,753,000  $  8,035,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    The following is a schedule of future minimum lease payments under non-cancelable operating leases for the years ending December 31:

                                                           RELATED       UNRELATED
YEAR                                                       PARTIES        PARTIES         TOTAL
-------------------------------------------------------  ------------  -------------  -------------
1998                                                          726,000      3,094,000     3,820,000
1999                                                          726,000      1,924,000     2,650,000
2000                                                          726,000        922,000     1,648,000
2001                                                          726,000        338,000     1,064,000
Thereafter.............................................     1,453,000        181,000     1,634,000
                                                         ------------  -------------  -------------
                                                         $  5,083,000  $  10,620,000  $ 15,703,000
                                                         ------------  -------------  -------------
                                                         ------------  -------------  -------------

In addition, the Company, through its wholly owned subsidiary Prompt, has an exclusive agreement with MEDSTAT Systems, Inc. ("MEDSTAT"), a provider of researched data in the health care industry, to provide outpatient surgical facility charge data. Amounts paid to MEDSTAT under this agreement for the year ended December 31, 1996 were $706,000. Recurring minimum payments associated with this agreement are approximately $831,000, $956,000 and $525,000 for the years ended at December 31, 1997, 1998 and 1999, respectively.

(9) Employee Benefit Programs
(a) 401(k) Plan
The Company has a defined contribution plan (the "401(k) Plan") pursuant to which employees who are at least 21 years of age and who have completed at least six months of service are eligible to participate. Participants in the 401(k) Plan may not contribute more than the lesser of a specified statutory amount or 15% of his or her pre-tax total compensation. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company. Employees are 100% vested in their own contributions while Company contributions vest 20% after three years and vest an additional 20% each year thereafter.

Under the 401(k) Plan, the Company has the option of matching up to 50% of participants' pretax contributions up to a maximum of 6% of compensation. For the years ended December 31, 1994, 1995 and 1996, the Board of Directors has elected to match 50% of up to 4% of compensation.

The Company made net contributions to this plan of $518,000, $581,000 and $855,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

(b) Alta Pacific 401(k) Profit Sharing Plan
The Company's subsidiary, Alta Pacific Corporation has a defined contribution plan (the "Alta Pacific 401(k) Profit Sharing Plan") pursuant to which employees of Alta Pacific Corporation who are at least 21 years of age and who have completed at least six months of service are eligible to participate. Participants in the Alta Pacific 401(k) Plan may not contribute more than the specified statutory amount. The Alta Pacific Profit Sharing 401(k) Plan permits, but does not require, additional contributions to the Alta Pacific 401(k) Profit Sharing Plan by Alta Pacific Corporation. Alta Pacific Corporation does not make contributions for any employees unless they have worked at least 1,000 hours. Employees are 100% vested in their own contributions while contributions by Alta Pacific Corporation vest 20% after two years and 20% each year thereafter.

Alta Pacific Corporation made contributions to this plan of $64,000 and $73,000 for the years ended December 31, 1994 and 1995, respectively. This plan was consolidated and combined with the 401(k) Plan effective January 1, 1996.

(c) Employment Agreements
Lois E. Silverman and Donald J. Larson are each party to separate employment agreements with the Company, dated as of March 8, 1994 (the "Employment Agreements"). The Employment Agreements have initial terms of five years unless earlier terminated as provided therein. The terms of the Employment Agreements may be automatically renewed for additional one year terms, subject to limitations contained therein. The Company may terminate Ms. Silverman and/or Mr. Larson for cause, as defined therein, and Ms. Silverman and Mr. Larson may terminate their respective Employment Agreements for Good Reason, as defined therein. The Employment Agreements contain provisions pursuant to which Ms. Silverman and Mr. Larson agree not to disclose any proprietary information of the Company and also agree not to compete with the Company (in the U.S., Canada or any other country in which the Company does business, or took steps to do business before termination of their employment), or solicit its employees, for the term of the Employment Agreements and up to two years after termination of employment, for any reason.

Three other executive officers have been afforded continuation of salary protection for one year if their employment with the Company is terminated without cause.

(10) Stock Purchase Plan and Stock Option Plans
(a) 1995 Employee Stock Purchase Plan
The 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan") for employees of the Company authorizes the issuance of a maximum of 235,000 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees.

The 1995 Purchase Plan is administered by the Compensation Committee of the Board of Directors. All employees of the Company whose customary employment is 20 hours or more per week and have been employed by the Company for at least six months are eligible to participate in the 1995 Purchase Plan. Employees who own 5% or more of the Company's stock and directors who are not employees of the Company may not participate in the 1995 Purchase Plan. To participate in the 1995 Purchase Plan, an employee must authorize the Company in writing to deduct an amount (not less than 1% nor more than 10% of a participant's base compensation and in any event not more than $12,500) from his or her pay during six month periods commencing on January 1 and July 1 of each year (each a "Purchase Period"). On the first day of each Purchase Period, the Company grants to each participating employee an option to purchase up to 500 shares of Common Stock. The exercise price for shares purchased under the 1995 Purchase Plan for each Purchase Period is the lesser of 85% of the fair market value of the Common Stock on the first or last business day of the Purchase Period. The fair market value will be the closing selling price of the Common Stock as quoted. If an employee is not a participant on the last day of the Purchase Period, such employee is not entitled to purchase any shares during such Purchase Period , and the amount of his or her accumulated payroll deduction will be refunded to the employee. An employee's rights under the 1995 Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment.

Common Stock for the 1995 Purchase Plan will be made available either from authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Company, including shares repurchased in the open market. The Company issued the following shares of Common Stock for each of the Purchase
Periods:

                                                                            NUMBER        PRICE
PURCHASE PERIOD ENDED                                                      OF SHARES    PER SHARE
------------------------------------------------------------------------  -----------  -----------
December 31, 1995.......................................................      18,299    $   18.73
June 30, 1996...........................................................      16,287    $   18.92
December 31, 1996.......................................................      11,671    $   38.04

(b) 1994 Non-Qualified Stock Option Plan for Non-Employee Directors.
The Non-Employee Director Plan (the "Director Plan") provides for the grant of options to acquire up to 94,000 shares of Common Stock, in such amounts, on such terms and to such non-employee Directors as the administrators of the Director Plan may select, in accordance with the terms of the Director Plan. Options granted under the Director Plan are not intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Director Plan is administered by a committee of the Board of Directors of the Company, consisting of two or more members appointed by the Board of Directors of the Company, which selects the optionees and determines the number of shares, vesting schedule and duration of each option (not to exceed 10 years). Options granted under the Director Plan must have an exercise price equal to the fair value of the Common Stock of the Company, as determined by such committee, on the date of grant. As of December 31, 1995, options to purchase 47,000 shares of Common Stock at an exercise price of $5.89 per share had been granted under the Director Plan, all of which were outstanding and 23,500 of which were exercisable.

Options granted under the Director Plan automatically vest no later than 10 years from the date of grant; however, pursuant to separate option agreements between the Company and its optionees under the Director Plan, the options granted to date become vested ratably over a three year period on the anniversary of the grant date. Upon the sale of all stock or assets of the Company, the options fully vest and become exercisable immediately.

(c) 1994 Time Accelerated Restricted Stock Option Plan.
The Company's 1994 Time Accelerated Restricted Stock Option Plan (the "1994 Stock Option Plan") provides for the grant of options to acquire up to 976,000 shares of Common Stock, in such amounts, on such terms and to such officers and other key employees as the administrators of the 1994 Stock Option Plan may select. Options granted under the 1994 Stock Option Plan are not intended to qualify as Incentive Stock Options under the Code. The 1994 Stock Option Plan is administered by the Board of Directors of the Company and provides that all of the options shall have a per share exercise price equal to the fair market value of the Common Stock on the date of such grant, as determined by the Board of Directors. At December 31, 1996, options to purchase 840,689 shares of Common Stock at an average exercise price of $32.92 per share were outstanding, of which 148,991 were exercisable.

Options granted under the 1994 Stock Option Plan become fully exercisable no later than the tenth anniversary of the date of grant, and no option may have a term in excess of ten years and six months from the date of grant. The stock option agreements pursuant to which options have been granted under the 1994 Stock Option Plan provide for accelerated vesting each year of 10% to 20% of the shares subject to the option in the event certain financial tests are met, commencing with respect to the fiscal year ended December 31, 1994. The Board of Directors may accelerate all options upon a sale or conveyance of all or substantially all of the assets, or a change in control of the Company, which includes, among other events, the acquisition by any person who owned less than 10% of the outstanding Common Stock becoming the beneficial owner of at least 51% of the Common Stock. All recipients of options under the 1994 Stock Option Plan to date were required to execute a Non-Competition and Non-Disclosure Agreement as a condition to any such option grant.

A summary of the status of the Company's two stock option plans at December
31, 1994, 1995 and 1996 and changes during the years then ended is presented in the table below:

                                                                                 OUTSTANDING OPTIONS
                                                                    ---------------------------------------------
                                                                                                      WEIGHTED
                                                         RESERVED       NUMBER        PRICE PER     AVERAGE PRICE
                                                          SHARES      OF SHARES         SHARE        PER SHARE
                                                        ----------  --------------  --------------  -------------
Balance December 31, 1993.............................      --            --        $     --          $  --
Reserved..............................................     470,000
Granted...............................................                     251,450  $         5.89    $    5.89
Exercised.............................................                          --            --            --
Canceled..............................................                          --            --            --
                                                        ----------  --------------  --------------       ------
Balance December 31, 1994.............................     470,000         251,450  $         5.89    $    5.89
Reserved..............................................      --
Granted...............................................                     145,500  $   5.89-22.75    $   16.76
Exercised.............................................                      (2,350) $         5.89    $    5.89
Canceled..............................................                      (9,400) $         5.89    $    5.89
                                                        ----------  --------------  --------------       ------
Balance December 31, 1995.............................     470,000         385,200  $  5.89-$22.75    $   10.00
Reserved..............................................     600,000
Granted...............................................                     656,169  $  7.41-$48.75    $   40.54
Exercised.............................................                     (90,580) $  5.89-$22.75    $    7.76
Canceled..............................................                     (63,100) $  5.89-$36.12    $   28.52
                                                        ----------  --------------  --------------       ------
Balance December 31, 1996.............................   1,070,000         887,689  $  5.89-$48.75    $   31.49
                                                        ----------  --------------  --------------       ------
                                                        ----------  --------------  --------------       ------

A further breakdown of the outstanding options at December 31, 1996 is as follows:

    EXERCISE PRICE   WEIGHTED AVERAGE    WEIGHTED AVERAGE    OUTSTANDING  EXERCISABLE
       RANGE           EXERCISE PRICE     CONTRACTUAL LIFE      OPTIONS      OPTIONS
-------------------  -----------------  -------------------  -----------  -----------
$5.89--$8.15.......      $    6.07                 8.3          216,149       84,671
$22.12--$22.75.....      $   22.54                 9.3          119,740       34,460
$36.12.............      $   36.12                 9.8          196,800       39,360
$41.38--$48.50.....      $   47.41                10.3          355,000       14,000

The Company accounts for these plans under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation" ("FASB 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                                          1995          1996
                                                                                     ------------- --------------
Net Income Before Extraordinary Items:...  As reported                                $  5,961,000  $  10,101,000
                                           Pro forma                                  $  5,346,000  $   4,093,000
Earnings Per Share:......................  As reported                                $       0.91  $        1.19
                                           Pro forma                                  $       0.82  $        0.48

Because FASB 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Additionally, the 1995 and 1996 pro forma amounts include $69,000 and $151,000, respectively related to purchase discount offered on the 1995 Purchase Plan.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: risk-free interest rates of 6.17% and 6.12%; expected dividend yield of zero for both years; expected lives of 3.4 for the Director Plan and the 1994 Stock Option Plan; and expected volatility of 47 percent for both years.

(11) Related Party Transactions
The Company had the following related party transactions during the years ended December 31, 1994, 1995 and 1996 (also see Footnote 4, "Revolving Credit Facilities," Footnote 5, "Long-term Debt" and Footnote 8, "Commitments"):

(a) Colonial Realty Trust
The Company made rental payments to Colonial Realty Trust of $714,000, $726,000 and $726,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Colonial Realty Trust is a real estate company owned by two stockholders of the Company.

(b) Whitney
Whitney was paid an equity placement fee of $500,000 in connection with the issuance of the Series A Convertible Preferred Stock, a debt placement fee of $630,000 in connection with the issuance of the Senior Subordinated Notes and management fees of $100,000 for the year ended December 31, 1994. The Company also reimburses Whitney for reasonable out-of-pocket expenses incurred in connection with attending to the Company's business.

(c) First Union Bank
In connection with the Recapitalization, the Company paid First Union Bank a commitment fee of $405,000 and an up front agent fee of $50,000. The Company also paid First Union Bank a commitment fee of $63,000 in connection with the establishment of the Credit Facility and an amendment fee of $88,500 associated with the expansion of the Credit Facility's borrowing capacity to $40,000,000.

(12) Legal Matters
The Company is party to certain claims and litigation initiated in the ordinary course of business. The Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

(13) Selected Financial Data

                                                               Years ended December31,
                                  -----------------------------------------------------------------------------

                                      1992            1993            1994            1995            1996(4)
                                  -------------  --------------  --------------  --------------  --------------
Statement of Operations Data:
Revenue.........................  $  80,851,000  $  100,546,000  $  121,295,000  $  146,055,000  $  179,652,000
Operating income (1)............      4,990,000       4,533,000       8,746,000      12,419,000      17,466,000
Income before taxes (1).........      4,984,000       4,533,000       4,589,000       9,935,000      17,267,000
Provision for income taxes
  (2)...........................        307,000         355,000       5,302,000       3,974,000       7,166,000
Net income before extraordinary
  items (1)(2)..................      4,677,000       4,178,000        (713,000)      5,961,000      10,101,000
Pro forma (3) and actual
  earnings per share............                                  $        0.57  $         0.91  $         1.19
Weighted average shares
  outstanding...................                                      4,815,000       6,540,000       8,475,000
Balance Sheet:
Working capital.................  $   9,114,000  $   12,126,000  $    5,609,000  $    7,493,000  $   19,345,000
Total assets....................     15,894,000      20,836,000      31,345,000      36,556,000      98,128,000
Total debt......................        337,000        --            44,716,000       9,300,000       5,756,000

1) Expenses for the period to the recapitalization include certain compensation and other expenses, the levels of which are not comparable to the levels of such expenses for 1994. Expenses for 1994 include increased investments in management information systems, personnel and certain other items. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

 2) Prior to the Recapitalization, the Company elected to be taxed as an "S" corporation. In connection with the Recapitalization, the Company was required to change from an "S" to a "C" corporation. This change resulted in the Company recording an incremental tax provision of $3,772,000 in the first quarter of 1994.

3) The pro forma net income of $2,752,000 and earnings per share have been computed as if the Company had been subject to federal and state income taxes during the entire period based upon an effective tax rate indicative of the statutory rate in effect during the period.


4) The Company purchased FOCUS on April 2, 1996 and Prompt on October 29, 1996 which affects the comparability of the data being presented for the year ended December 31, 1996.


(14) Selected Quarterly Operating Results (Unaudited)

The following table sets forth certain unaudited quarterly results of operations for each of the eight quarters ended December 31, 1996. In management's opinion, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the financial statements and notes thereto included elsewhere in this document. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter.

                                                                        QUARTER ENDED
                                              -----------------------------------------------------------------
                                                MARCH 31,      JUNE 30,      SEPTEMBER 30,   DECEMBER 31,
                                                  1996           1996            1996           1996
                                              -------------  -------------  --------------  -------------
Revenue.....................................  $  40,225,000  $  44,759,000  $   46,048,000  $  48,620,000
Cost of sales...............................     33,422,000     36,747,000      37,812,000     39,766,000
                                              -------------  -------------  --------------  -------------
Gross Profit................................      6,803,000      8,012,000       8,236,000      8,854,000
General and administrative expenses.........      3,109,000      3,636,000       3,746,000      3,948,000
                                              -------------  -------------  --------------  -------------
Operating income............................      3,694,000      4,376,000       4,490,000      4,906,000
                                                                                  (313,000)
Other (income) expense......................        194,000        331,000                        (13,000)
Provision for income taxes..................      1,453,000      1,678,000       1,993,000      2,042,000
                                              -------------  -------------  --------------  -------------
Net income..................................  $   2,047,000  $   2,367,000  $    2,810,000  $   2,877,000
                                              -------------  -------------  --------------  -------------
                                              -------------  -------------  --------------  -------------

                                                                            QUARTER ENDED
                                                      ----------------------------------------------------------
                                                        MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,
                                                          1995           1995           1995           1995
                                                      -------------  -------------  -------------  -------------
Revenue.............................................  $  34,930,000  $  36,125,000  $  36,826,000  $  38,174,000
Cost of sales.......................................     29,545,000     30,212,000     30,843,000     32,015,000
                                                      -------------  -------------  -------------  -------------
Gross Profit........................................      5,385,000      5,913,000      5,983,000      6,159,000
General and administrative expenses.................      2,677,000      2,744,000      2,759,000      2,841,000
                                                      -------------  -------------  -------------  -------------
Operating income....................................      2,708,000      3,169,000      3,224,000      3,318,000
Other expenses......................................      1,354,000        655,000        251,000        224,000
Provision for income taxes..........................        542,000      1,005,000      1,189,000      1,238,000
                                                      -------------  -------------  -------------  -------------
Net income before extraordinary items...............        812,000      1,509,000      1,784,000      1,856,000
Loss on retirement of debt, net of taxes............       --           (2,460,000)      --             --
Net income (loss)...................................  $     812,000  ($    951,000) $   1,784,000  $   1,856,000
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------