Form 10-K405, Exhibit 13
period 1997-12-31
CONCENTRA MANAGED CARE INC
filed 1998-03-31
CIK 1038528

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. REFERENCE IS HEREBY MADE TO THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR CERTAIN CONSIDERATIONS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THIS DOCUMENT.

OVERVIEW

On August 29, 1997, Concentra Managed Care, Inc. ("CONCENTRA" or the "Company"), a Delaware corporation, was formed by the merger (the "Merger") of CRA Managed Care, Inc. ("CRA") and OccuSystems, Inc. ("OccuSystems"). The Merger was a tax-free stock for stock exchange accounted for as a pooling of interests. On February 24, 1998, the Company acquired Preferred Payment Systems, Inc., and significantly expanded its presence in the out-of-network group health bill review market.

Concentra Managed Care Services, Inc. ("Managed Care Services"), an operating subsidiary of Concentra which was formerly CRA Managed Care, Inc., provides field case management and specialized cost containment services designed to reduce workers' compensation costs. Field case management services involve working on a one-on-one basis with injured employees and their various health care professionals, employers and insurance company adjusters to assist in maximizing medical improvement and, where appropriate, to expedite the return to work. Managed Care Services' field case management revenue growth has resulted from both local market share gains and geographic office expansion. Managed Care Services believes that the size of its field case management office network is sufficient to serve adequately the needs of its nationwide customers. As a result, Managed Care Services anticipates opening only a few new field case management offices per year to satisfy client needs in selected regions. The Company would, however, examine the possibility of acquiring additional field case management offices or businesses if an appropriate strategic opportunity arose. Since 1990, Managed Care Services has also offered specialized cost containment services. Specialized cost containment services include utilization management, specialized preferred provider organization ("PPO") network management, telephonic case management, and retrospective medical bill review services that are designed to reduce the cost of workers' compensation claims and automobile accident injury claims. Managed Care Services has experienced significant growth in its specialized cost containment services by virtue of the following acquisitions: (1) FOCUS HealthCare Management, Inc. ("FOCUS") on April 2, 1996, (2) Prompt Associates, Inc. ("PROMPT") on October 29, 1996, (3) First Notice Systems, Inc. ("FNS"), on June 4, 1997, and (4) other smaller acquisitions. Managed Care Services currently derives most of its revenues on a fee-for-service basis.

Concentra Health Services, Inc. ("Health Services"), an operating subsidiary of Concentra, which was formerly OccuCenters, Inc., manages occupational healthcare centers at which it provides support personnel, marketing, information systems, and management services to its affiliated physicians. Health Services owns all of the operating assets of the occupational healthcare centers, including leasehold interests and medical equipment. Health Services generates its net patient service revenues primarily from the diagnosis, treatment and management of work-related injuries and illnesses and from other occupational healthcare services, such as employment-related physical examinations, drug and alcohol testing, functional capacity testing and other related programs. For the year ended December 31, 1997, Health Services derived 63.5% of its net revenues from the treatment of work-related injuries and illnesses and 36.5% of its net revenues from non-injury related medical services.

Physician and physical therapy services are provided at the Health Services centers under management agreements with affiliated physician associations (the "Physician Groups"), which are organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. Since Health Services effectively controls the Physician Groups, Health Services results of operations reflect the revenues generated by the Physician Groups and the costs associated with the delivery of their services. The financial statements of the Physician Groups are consolidated because Health Services has unilateral control over the assets and operations of the Physician Groups and notwithstanding the lack of technical majority ownership, consolidation of the Physician Groups with Heath Services is necessary to present fairly the financial position and results of operations of Health Services due to the existence of a parent-subsidiary relationship by means other than record ownership of the Physician Group's voting stock. The shareholders of the Physician Groups are the physician leaders of Health Services, and are employed by Health Services or one of its wholly-owned subsidiaries. Through a shareholder agreement, Health Services restricts any transfer of Physician Group ownership without its consent and can require the holder of such shares to transfer ownership to a Health Services designee upon the occurrence of certain events, including but not limited to the cessation of employment. Control of the Physician Groups is perpetual due to the nature of the relationship and the management agreements between the entities. The employed physicians do not control fee schedules, payor contracts, or employment decisions regarding personnel. The risk of loss for billed services provided by the Physician Groups resides ultimately with Health Services as CONCENTRA Managed Care, Inc. is required to provide financial support on an as needed basis.

The following table provides certain information concerning the Company's service locations:

                                                                  Years ended December 31,
                                                            ------------------------------------
                                                             1995           1996           1997
                                                            ------         ------         ------
Service locations at the end of the period:
   Field case management                                      110            118            123
   Cost containment services                                   50             70             83
   Medical centers (1)                                         71            109            140
Physician practices acquired during the period (2)             24             32             22
Physician practices developed during the period                 3             10              8
Number of affiliated physicians at the end of the period      129            196            252
Medical centers - same market revenue growth (3)             12.2%          10.7%          11.0%

(1) Does not include the assets of the practices which were acquired and subsequently divested or consolidated into existing centers within the market.
(2) Represents the assets of practices which were acquired during each period presented and not subsequently divested.
(3) Same market revenue growth sets forth the aggregate net change from the prior period for all markets in which Health Services has operated for longer than one year (excluding revenue growth due to acquisitions of additional centers).

RESULT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

REVENUES
Total revenues increased  31.2% in 1997 to $458,952,000 from $349,687,000 in
1996. Managed Care Services' revenues increased 37.3% in 1997 to $246,715,000 from $179,652,000 in 1996, as field case management revenues increased 16.7% in 1997 to $138,723,000 from $118,864,000 in 1996 and specialized cost containment revenues increased 77.7% in 1997 to $107,992,000 from $60,788,000 in 1996. Health Services' revenues increased 24.8% in 1997 to $212,237,000 from $170,035,000 in 1996.

The field case management revenue growth is primarily due to growth in revenues from existing service locations, and the opening of 13 offices subsequent to December 31, 1995. The specialized cost containment revenue growth is largely attributable to the acquisition of FOCUS, PROMPT and FNS. Excluding these acquisitions, cost containment revenues for 1997 would have increased approximately 41.0% over 1996. This revenue increase is attributable to growth in retrospective medical bill review, telephonic case management and claims review services in existing service locations and the expansion into additional service locations. The Health Services revenue growth resulted from the acquisition of practices (including the acquisition of 16 occupational medical centers and the management of an additional four medical centers from Vencor, Inc. ("VMC")), development of sites in new markets, an increase in business in existing markets, as well as an increase in consulting and other ancillary services.

COST OF SERVICES
Total cost of services increased 28.6% in 1997 to $357,430,000 from $277,839,000 in 1996. Managed Care Services' cost of services increased 34.9% in 1997 to $198,443,000 from $147,085,000 in 1996, while Health
Services' cost of services increased 21.6% in 1997 to $158,987,000 from $130,754,000 in 1996.

Total cost of services as a percentage of revenue decreased to 77.9% in 1997 compared to 79.5% in 1996. Managed Care Services' cost of services as a percentage of revenue decreased to 80.4% in 1997 compared to 81.9% in 1996, while Health Services' cost of services as a percentage of revenue decreased to 74.9% in 1997 compared to 76.9% in 1996.

Managed Care Services has seen improvement in gross margin primarily resulting from a shift in its revenue mix towards specialized cost containment services, including the services provided by FOCUS, PROMPT and FNS, which historically have had higher gross profit margins than revenues derived from field case management. Health Services' gross profit margin improvement has resulted from increased efficiencies and productivity. As certain functions are consolidated and other staff-related changes occur, coupled with increased patient volume, the margins of acquired or developed practices have tended to improve.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased 19.8% in 1997 to $36,224,000 from $30,234,000 in 1996, or 7.9% and 8.6% as a percentage of revenue for 1997 and 1996, respectively. The increase in general and administrative expenses in 1997 was due primarily to expenses associated with acquisitions and the continued investment in the Information Services and Technology Group.

AMORTIZATION OF INTANGIBLES
Amortization of intangibles increased 52.5% in 1997 to $5,249,000 from $3,442,000 in 1996, or 1.1% and 1.0% as a percentage of revenues for 1997 and 1996, respectively. This increase is the result of amortizing additional intangible assets such as goodwill, customer lists. and assembled workforces primarily associated with the purchase of FOCUS, PROMPT, FNS, VMC, and other smaller acquisitions.

NON-RECURRING CHARGE
The Company recorded a non-recurring charge of $38,625,000 associated with the Merger. The charges incurred were approximately $12,450,000 for professional fees and services, $14,200,000 in costs associated with personnel reductions, $6,575,000 in facility consolidations and closings, $2,525,000 for the write-off of start-up costs, and $2,875,000 of other merger and transitional expenses.

INTEREST EXPENSE
Interest expense increased $6,141,000 in 1997 to $8,972,000 from $2,831,000 in 1996 due primarily to the issuance of $97,750,000 of 6% Convertible Subordinated Notes in December 1996 and to increased outstanding credit facility borrowings used to finance acquisitions.

INTEREST INCOME
Interest income increased $1,438,000 in 1997 to $2,297,000 from $859,000 in 1996 due primarily to the investment of excess cash generated from the issuance of the 6% Convertible Subordinated Notes until the funds were utilized to finance certain acquisitions.

OTHER EXPENSE, NET
Other expense, net increased $227,000 in 1997 to $1,063,000 from $836,000 in 1996 primarily due to minority interests.

PROVISION FOR INCOME TAXES
The Company's provision for income taxes in 1997 and 1996 was $10,849,000 and $13,266,000, respectively, resulting in effective tax rates of 79.3% and 38.6%, respectively. Excluding the tax effects of the non-recurring charge, the effective tax rate would have been 39.1% for 1997. The Company expects to provide for its taxes at an effective tax rate of approximately 41%-42% for 1998.

YEARS ENDED DECEMBER 31, 1996 AND 1995

REVENUES
Total revenues increased  23.5% in 1996 to $349,687,000 from $283,041,000 in
1995. Managed Care Services' revenues increased 23.0% in 1996 to $179,652,000 from $146,055,000 in 1995, as field case management revenues increased 11.6% in 1996 to $118,864,000 from $106,462,000 in 1995 and specialized cost containment revenues
increased 53.5% in 1996 to $60,788,000 from $39,593,000 in 1995. Health
Services' revenues increased 24.1% in 1996 to $170,035,000 from $136,986,000 in 1995.

The field case management revenue growth is primarily due to growth in revenues from existing service locations and the opening of eight offices subsequent to December 31, 1995. The specialized cost containment revenue growth is largely attributable to the acquisitions of FOCUS and PROMPT. Excluding acquisitions, cost containment revenues for 1996 would have increased approximately 27.0% over 1995. This revenue increase is attributable to growth in retrospective bill review, telephonic case management and claims review services in existing service locations and the expansion into additional service locations. The Health Services revenue growth resulted from the acquisition of practices, development of sites in new markets, an increase of business in existing markets, as well as an increase in consulting and other ancillary services.

COST OF SERVICES
Total cost of services increased 20.9% in 1996 to $277,839,000 from $229,899,000 in 1995. Managed Care Services' cost of services increased 20.0% in 1996 to $147,085,000 from $122,615,000 in 1995, while Health
Services' cost of services increased 21.9% in 1996 to $130,754,000 from $107,284,000 in 1995.

Total cost of services as a percentage of revenue decreased to 79.5% in 1996 compared to 81.2% in 1995. Managed Care Services' cost of services as a percentage of revenue decreased to 81.9% in 1996 compared to 84.0% in 1995, while Health Services' cost of services as a percentage of revenue decreased to 76.9% in 1996 compared to 78.3% in 1995.

Managed Care Services has seen improvement in gross margin primarily resulting from a shift in its services revenue mix towards specialized cost containment services, including the services provided by FOCUS and PROMPT, which historically have had higher gross profit margins than revenues derived from field case management. Health Services' gross profit margin improvement has resulted from increased efficiencies and productivity. As certain functions are consolidated and other staff-related changes occur, coupled with increased patient volume, the margins of acquired or developed practices have tended to improve over time.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased 9.4% in 1996 to $30,234,000 from $27,632,000 in 1995, or 8.6% and 9.8% as a percentage of revenue for 1996 and 1995, respectively. The increase in general and administrative expenses in 1996 was due primarily to expenses associated with acquisitions and the continued investment in the Information Services and Technology Group.

AMORTIZATION OF INTANGIBLES
Amortization of intangibles increased 84.0% in 1996 to $3,442,000 from $1,871,000 in 1995, or 1.0% and .07% as a percentage of revenue for 1996 and 1995, respectively. This increase is the result of amortizing additional intangible assets such as goodwill, customer lists, and assembled workforces, primarily associated with the purchase of FOCUS, PROMPT, and various smaller acquisitions.

NON-RECURRING CHARGE
The Company recorded a non-recurring charge of $964,000 and $898,000 in 1996 and 1995, respectively, associated with pooling costs of the pooled entities.

INTEREST EXPENSE
Interest expense decreased $2,668,000 in 1996 to $2,831,000 from $5,499,000 in 1995 due primarily to decreased outstanding borrowings under the credit facilities.

INTEREST INCOME
Interest income increased $46,000 in 1996 to $859,000 from $813,000 in 1995 due primarily to the investment of excess cash associated with the issuance of the 6% Convertible Subordinated Notes.

OTHER EXPENSE, NET
Other expense, net increased $275,000 in 1996 to $836,000 from $561,000 in 1995 primarily due to minority interests.

PROVISION FOR INCOME TAXES
The Company's provision for income taxes in 1996 and 1995 was $13,266,000 and $7,633,000, respectively, resulting in effective tax rates of 38.6% and 43.6%, respectively.

LOSS ON RETIREMENT OF DEBT
The Company used the net proceeds from the sale of Common Stock, supplemented by borrowings under its credit facility to fully repay certain long-term debt. The early repayment of this debt resulted in the Company recording a net loss on the retirement of debt of $3,140,000 comprised of the write-off of associated deferred finance costs, debt discounts and fees associated with the termination of the interest rate swaps previously required by the loan agreement offset by a tax benefit.

SEASONALITY
The Company's business is seasonal in nature. Health Services' patient visits at its medical centers are lower in the first and fourth quarters, primarily because of fewer occupational injuries and illnesses during those time periods due to plant closings, vacations, and holidays. In addition, employers generally hire fewer employees in the fourth quarter, thereby reducing the number of pre-placement physical examinations and drug and alcohol tests conducted at the medical centers during that quarter. Managed Care Services' field case management revenues have historically been flat in the fourth quarter compared to the third quarter due to the impact of vacations and holidays. Although the Company's rapid growth may obscure the effect of seasonality in the Company's financial results, the first and fourth quarters generally reflect lower revenues when compared to the Company's second and third quarters.

INFORMATION SYSTEMS - YEAR 2000
The Company expects to incur significant costs over the next two to three years to address the "Year 2000" information systems issue. The Year 2000 concern, which is common to most companies, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company is in the process of completing an assessment of the majority of its systems and is in the process of developing specific workplans to remedy this issue. The Company currently believes that it will be able to modify or replace its affected systems in time to minimize the effect on its business. As a part of the ongoing investment in information technology, some of the Company's Year 2000 issues will be addressed. While the Company is unable to give an accurate estimate of the incremental costs to make these Year 2000 system modifications, it is expected these costs will not be significantly different from the Company's currently planned investment for information technology, and therefore, should not have a material adverse effect on the Company's long-term results of operations, liquidity or consolidated financial position.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows generated from (used for) operations were ($9,062,000), $7,532,000 and $11,851,000 for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, working capital used $31,392,000 of cash primarily due to an increase in accounts receivable of $25,763,000 and an increase in prepaid expenses of $15,580,000, offset by an increase in accounts payable and accrued expenses of $9,951,000. Accounts receivable increased primarily due to continued revenue growth while accounts payable increased due to the timing of payments and the remaining obligations relating to the non-recurring charge.

The Company utilized net cash of $76,093,000 in connection with the acquisition of FNS, VMC and other smaller acquisitions. The Company also utilized $25,736,000 of cash to purchase property and equipment during 1997, the majority of which was spent on new computer hardware and software technology. The Company received cash of $12,045,000 in connection with the sale of short-term investments.

The Company has a $100,000,000 Senior Credit Facility ("Senior Credit Facility") which is secured by a first priority security interest in substantially all of the Company's properties and assets. At December 31, 1997, the Company had borrowings under the Senior Credit Facility of $49,000,000 at an average of interest rate of 6.94%.

On February 24, 1998, the Company acquired all of the outstanding common stock of Preferred Payment Systems ("PPS") of Naperville, Illinois, in exchange for approximately 7,100,000 shares of Common Stock, the payment of approximately $15,050,000 in cash to dissenting shareholders and the assumption of approximately $49,000,000 of debt which was repaid at the time of acquisition. The Company expanded its borrowing capacity under the Senior Credit Facility to $200,000,000 to finance this acquisition. This acquisition will be accounted for as a pooling of interests. PPS, founded in 1990, is a leading nationwide provider of specialized cost containment and outsourcing services for healthcare payors.

On March 11, 1998, the Company issued $200,000,000 aggregate principal amount of 4.5% Convertible Subordinated Notes due March 15, 2003 (the "4.5% Convertible Subordinated Notes"). The 4.5% Convertible Subordinated Notes are convertible into the Company's common stock, at the option of the holder, at a conversion price of $41.25 per share, representing a conversion premium of 25% over the closing price. The 4.5% Convertible Subordinated Notes are general unsecured obligations of the Company ranking equal in right of payment with the 6% Convertible Subordinated Notes and all other unsecured indebtedness of the Company. In addition, the Company is a holding company that conducts all of its operations through subsidiaries, and the 4.5% Convertible Subordinated Notes and the 6% Convertible Subordinated Notes are structurally subordinate to all obligations of the Company's subsidiaries.
The 4.5% Convertible Subordinated Notes were sold through a private placement under Rule 144A of the Securities Act of 1933, as amended. The Company intends to use the proceeds from the sale of the 4.5% Convertible
Subordinated Notes to repay existing debt under the Senior Credit Facility and for general corporate purposes. The Senior Credit Facility borrowing capacity was subsequently reduced to the original $100,000,000 amount.

The Company's long-term liquidity needs consist of working capital and capital expenditure requirements, repayment of borrowings under the Senior Credit Facility, the funding of any future acquisitions, as well as the repayment of the 6% Convertible Subordinated Notes in 2001 and 4.5% Convertible Subordinated Notes in 2003. The Company intends to fund these long-term liquidity needs from the cash generated from operations, available borrowings under the Senior Credit Facility and, if necessary, future debt or equity financing. There can be no assurance that any future debt or equity financing will be available on terms favorable to the Company.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of CONCENTRA Managed Care, Inc.:

We have audited the accompanying consolidated balance sheets of CONCENTRA Managed Care, Inc. (a Delaware corporation) as of December 31, 1996 and 1997, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CONCENTRA Managed Care, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Boston, Massachusetts
January 30, 1998 (except with respect to the matter discussed in Footnote 14, as to which the date is March 11, 1998)

                           CONCENTRA MANAGED CARE, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                               ------------------------------
                       ASSETS                                      1996             1997
------------------------------------------------------------   -------------    -------------
CURRENT ASSETS:
  Cash and cash equivalents                                    $ 56,056,000     $ 10,046,000
  Short-term investments                                         12,045,000                -
  Accounts receivable, net of allowances of $11,228,000 and
    $17,261,000 respectively                                     75,145,000       99,931,000
  Prepaid expenses and other current assets                       4,092,000       13,760,000
  Prepaid and deferred income taxes                               4,788,000       12,096,000
                                                               ------------     ------------
          Total current assets                                  152,126,000      135,833,000
Land                                                              1,815,000        2,525,000
Buildings and improvements                                        4,038,000        5,747,000
Leasehold improvements                                           14,560,000       22,071,000
Computer hardware and software                                   23,066,000       37,881,000
Furniture and equipment                                          27,053,000       33,198,000
                                                               ------------     ------------
  Property and equipment, at cost                                70,532,000      101,422,000
Accumulated depreciation and amortization                       (25,968,000)     (37,237,000)
                                                               ------------     ------------
      Property and equipment, net                                44,564,000       64,185,000
Other assets:
  Goodwill, net                                                 152,639,000      225,586,000
  Assembled workforce and customer lists, net                     2,501,000        3,524,000
  Other assets                                                    7,772,000        7,295,000
                                                               ------------     ------------
                                                               $359,602,000     $436,423,000
                                                               ------------     ------------
                                                               ------------     ------------
            LIABILITIES AND STOCKHOLDERS'  EQUITY
------------------------------------------------------------
CURRENT LIABILITIES:
  Revolving credit facilities                                  $  5,700,000     $ 49,000,000
  Current portion of long-term debt                                 940,000          497,000
  Accounts payable and accrued expenses                          10,524,000       31,985,000
  Accrued payroll and related expenses                           10,997,000       15,522,000
  Accrued income taxes                                            7,494,000                -
                                                               ------------     ------------
          Total current liabilities                              35,655,000       97,004,000

Long-term debt, net of current portion                           99,089,000       98,103,000
Deferred income taxes                                             6,303,000        7,713,000
Other liabilities                                                 9,436,000        9,680,000

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY :
  Preferred stock - $.01 par value; 1,000,000 and 20,000,000
      authorized; none issued and outstanding                             -                -
  Common stock - $.01 par value; 90,000,000 and 100,000,000
      authorized; 37,284,103 and 38,774,221 shares issued
      and outstanding, respectively                                 373,000          388,000
  Paid-in capital                                               234,207,000      247,128,000
  Retained deficit                                              (25,461,000)     (23,593,000)
                                                               ------------     ------------
          Total stockholders' equity                            209,119,000      223,923,000
                                                               ------------     ------------
                                                               $359,602,000     $436,423,000
                                                               ------------     ------------
                                                               ------------     ------------

     The accompanying notes are an integral part of these financial statements.

                         CONCENTRA MANAGED CARE, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        YEARS ENDED DECEMBER 31,
                                              ------------------------------------------
                                                   1995          1996          1997
                                              ------------   ------------   ------------
REVENUE:
  Field case management                       $106,462,000   $118,864,000   $138,723,000
  Specialized cost containment                  39,593,000     60,788,000    107,992,000
                                              ------------   ------------   ------------
      Managed Care Services                    146,055,000    179,652,000    246,715,000
  Health Services                              136,986,000    170,035,000    212,237,000
                                              ------------   ------------   ------------
          Total revenue                        283,041,000    349,687,000    458,952,000
COST OF SERVICES:
  Managed Care Services                        122,615,000    147,085,000    198,443,000
  Health Services                              107,284,000    130,754,000    158,987,000
                                              ------------   ------------   ------------
          Total cost of services               229,899,000    277,839,000    357,430,000
                                              ------------   ------------   ------------
            Total gross profit                  53,142,000     71,848,000    101,522,000
General and administrative expenses             27,632,000     30,234,000     36,224,000
Amortization of intangibles                      1,871,000      3,442,000      5,249,000
Non-recurring charge                               898,000        964,000     38,625,000
                                              ------------   ------------   ------------
            Operating income                    22,741,000     37,208,000     21,424,000
Interest expense                                 5,499,000      2,831,000      8,972,000
Interest income                                   (813,000)      (859,000)    (2,297,000)
Other, net                                         561,000        836,000      1,063,000
                                              ------------   ------------   ------------
        Income before income taxes              17,494,000     34,400,000     13,686,000
Provision for income taxes                       7,633,000     13,266,000     10,849,000
                                              ------------   ------------   ------------
Net income before extraordinary items            9,861,000     21,134,000      2,837,000
Loss on retirement of debt, net of taxes        (3,140,000)             -              -
                                              ------------   ------------   ------------
Net income                                    $  6,721,000   $ 21,134,000   $  2,837,000
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------
Basic Earnings Per Share:
  Income before extraordinary items           $       0.34   $       0.59   $       0.07
  Loss on retirement of debt, net of taxes           (0.11)             -              -
                                              ------------   ------------   ------------
  Net income                                  $       0.23   $       0.59   $       0.07
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------
  Weighted average common shares outstanding    28,960,000     35,561,000     37,924,000
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------
Diluted Earnings Per Share:
  Income before extraordinary items           $       0.32   $       0.57   $       0.07
  Loss on retirement of debt, net of taxes           (0.10)             -              -
                                              ------------   ------------   ------------
  Net income                                  $       0.22   $       0.57   $       0.07
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------
  Weighted average common shares and common
    share equivalents outstanding               30,795,000     37,293,000     39,029,000
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------

  The accompanying notes are an integral part of these financial statements.

                                CONCENTRA MANAGED CARE, INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------
                                                                     1995            1996           1997
                                                                -------------   -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $  6,721,000    $ 21,134,000    $  2,837,000
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
    Depreciation of property and equipment                         5,409,000       6,377,000      10,230,000
    Amortization and write-off of intangibles                      2,210,000       3,442,000       5,249,000
    Amortization of deferred compensation                                  -               -         562,000
    Amortization and write-off of start-up costs                     929,000         322,000       2,845,000
    Amortization of deferred finance costs and debt discount         228,000               -         607,000
    Loss on retirement of debt                                     4,592,000               -               -
  Change in assets and liabilities:
    Accounts receivable                                           (6,541,000)    (15,436,000)    (25,763,000)
    Prepaid expenses and other assets                               (754,000)     (5,330,000)    (15,580,000)
    Accounts payable, accrued expenses, and income taxes            (943,000)     (2,977,000)      9,951,000
                                                                ------------    ------------    ------------
          Net cash provided by (used in) operating activities     11,851,000       7,532,000      (9,062,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired                             (49,245,000)    (68,805,000)    (76,093,000)
  Purchase of property and equipment                              (9,379,000)    (23,203,000)    (25,736,000)
  Sale (purchase) of investments, net                                      -     (12,045,000)     12,045,000
  Proceeds from sale of property and equipment and other             566,000          (8,000)        663,000
                                                                ------------    ------------    ------------
          Net cash used in investing activities                  (58,058,000)   (104,061,000)    (89,121,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) under revolving credit facilities, net      (416,000)      1,400,000      43,300,000
  Proceeds from the issuance of long-term debt                    29,046,000     121,239,000               -
  Payments on long-term debt                                     (82,919,000)    (36,220,000)     (1,082,000)
  Net proceeds from the issuance of common stock
     and preferred stock                                         105,807,000      57,039,000       9,955,000

  Dividends and distributions to shareholders                     (1,848,000)     (1,613,000)              -
                                                                ------------    ------------    ------------
          Net cash provided by financing activities               49,670,000     141,845,000      52,173,000
                                                                ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                             3,463,000      45,316,000     (46,010,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       7,277,000      10,740,000      56,056,000
                                                                ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $ 10,740,000    $ 56,056,000    $ 10,046,000
                                                                ------------    ------------    ------------
                                                                ------------    ------------    ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                 $  5,947,000    $  3,015,000    $  8,081,000
  Income taxes paid                                             $  7,154,000    $  8,437,000    $ 12,129,000
  Liabilities and debt assumed in acquisitions                  $ 13,500,000    $  9,030,000    $ 12,774,000

  The accompanying notes are an integral part of these financial statements.

                         CONCENTRA MANAGED CARE, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                  Convertible                     Class A                   $0.01 Par Value
                                                Preferred Stock                 Common Stock                  Common Stock
                                            -------------------------     ------------------------     --------------------------
                                              Number                        Number                        Number
                                             of Shares       Value        of Shares          Value       of Shares        Value
                                            -----------   -----------     ----------        -------     ----------       --------
BALANCE, DECEMBER 31, 1994                   5,868,455    $12,084,000      8,394,200        $38,000      9,905,617        $98,000
  Conversion of Convertible Preferred
    Stock into Common Stock                 (5,868,455)   (12,084,000)             0              0      2,835,000         28,000
  Conversion of Class A Common Stock
     into $0.01 par value Common Stock               0              0     (8,394,200)       (38,000)     8,394,200         84,000
  Sale of  Common Stock                              0              0              0              0      9,859,573         99,000
  Common Stock issued in connection
     with acquisitions                               0              0              0              0        373,488          4,000
  Issuance of Common Stock warrants                  0              0              0              0              0              0
  Exercise of Common Stock warrants                  0              0              0              0         82,222          1,000
  Common Stock issued under employee
     stock purchase and option plans                 0              0              0              0        205,628          2,000
  Conversion of notes payable into
    Common Stock                                     0              0              0              0         18,241              0
  Dividends and shareholder distributions            0              0              0              0              0              0
  Net income                                         0              0              0              0              0              0
                                            ----------    -----------     ----------        -------     ----------       --------
BALANCE, DECEMBER 31, 1995                           0              0              0              0     31,673,969        316,000
                                            ----------    -----------     ----------        -------     ----------       --------
                                            ----------    -----------     ----------        -------     ----------       --------

  Sale of  Common Stock                              0              0              0              0      2,143,200         22,000
  Common Stock issued in connection
     with acquisitions                               0              0              0              0        715,246          7,000
  Common Stock issued under employee
     stock purchase and option plans                 0              0              0              0        640,453          6,000
  Exercise of Common Stock warrants                  0              0              0              0        151,111          2,000
  Conversion of notes payable into
    Common Stock                                     0              0              0              0        105,983          1,000
  Conversion of debenture payable into
    Common Stock                                     0              0              0              0      1,854,141         19,000
  Dividends and shareholder distributions            0              0              0              0              0              0
  Net Income                                         0              0              0              0              0              0
                                            ----------    -----------     ----------        -------     ----------       --------
BALANCE, DECEMBER 31, 1996                           0              0              0              0     37,284,103        373,000
                                            ----------    -----------     ----------        -------     ----------       --------
                                            ----------    -----------     ----------        -------     ----------       --------

  Common Stock issued in connection
     with acquisitions                               0              0              0              0        591,718          6,000
  Common Stock issued under employee
     stock purchase and option plans                 0              0              0              0        816,829          8,000
  Amortization of deferred compensation              0              0              0              0              0              0
  Conversion of notes payable into
    Common Stock                                     0              0              0              0         81,571          1,000
  Dividends and shareholder distributions            0              0              0              0              0              0
  Net Income                                         0              0              0              0              0              0
                                            ----------    -----------     ----------        -------     ----------       --------
BALANCE, DECEMBER 31, 1997                           0             $0              0             $0     38,774,221       $388,000
                                            ----------    -----------     ----------        -------     ----------       --------
                                            ----------    -----------     ----------        -------     ----------       --------

                                                                                                                  Stock-
                                                Paid-in      Retained                                            holders'
                                                Capital      Earnings              Treasury Stock            Equity (Deficit)
                                             -----------   ------------       -------------------------      ----------------
                                                                               Number
                                                                              of Shares       Value
                                             -----------   ------------       ---------    ------------        -----------
BALANCE, DECEMBER 31, 1994                  $ 39,735,000   $(18,555,000)     (3,033,455)   $(40,866,000)       $(7,466,000)
  Conversion of Convertible Preferred
    Stock into Common Stock                    2,807,000    (31,617,000)      3,033,455      40,866,000                  0
  Conversion of Class A Common Stock
     into $0.01 par value Common Stock                 0        (46,000)              0               0                  0
  Sale of Common Stock                       104,648,000              0               0               0        104,747,000
  Common Stock issued in connection
     with acquisitions                         1,503,000       (194,000)              0               0          1,313,000
  Issuance of Common Stock warrants              450,000              0               0               0            450,000
  Exercise of Common Stock warrants              246,000              0               0               0            247,000
  Common Stock issued under employee
     stock purchase and option plans           1,802,000              0               0               0          1,804,000
  Conversion of notes payable into
    Common Stock                                 128,000              0               0               0            128,000
  Dividends and shareholder distributions              0     (1,698,000)              0               0         (1,698,000)
  Net income                                           0      6,721,000               0               0          6,721,000
                                             -----------   ------------       ---------    ------------        -----------
BALANCE, DECEMBER 31, 1995                   151,319,000    (45,389,000)              0               0        106,246,000
                                             -----------   ------------       ---------    ------------        -----------
                                             -----------   ------------       ---------    ------------        -----------

  Sale of  Common Stock                       51,818,000              0               0               0         51,840,000
  Common Stock issued in connection
     with acquisitions                         6,725,000        407,000               0               0          7,139,000
  Common Stock issued under employee
     stock purchase and option plans           7,693,000              0               0               0          7,699,000
  Exercise of Common Stock warrants            1,062,000              0               0               0          1,064,000
  Conversion of notes payable into
    Common Stock                                 824,000              0               0               0            825,000
  Conversion of debenture payable into
    Common Stock                              14,766,000              0               0               0         14,785,000
  Dividends and shareholder distributions              0     (1,613,000)              0               0         (1,613,000)
  Net Income                                           0     21,134,000               0               0         21,134,000
                                             -----------   ------------       ---------    ------------        -----------
BALANCE, DECEMBER 31, 1996                   234,207,000    (25,461,000)              0               0        209,119,000
                                             -----------   ------------       ---------    ------------        -----------
                                             -----------   ------------       ---------    ------------        -----------

  Common Stock issued in connection
     with acquisitions                         1,722,000       (969,000)              0               0            759,000
  Common Stock issued under employee
     stock purchase and option plans           9,947,000              0               0               0          9,955,000
  Amortization of deferred compensation          562,000              0               0               0            562,000
  Conversion of notes payable into
    Common Stock                                 690,000              0               0               0            691,000
  Dividends and shareholder distributions              0              0               0               0                  0
  Net Income                                           0      2,837,000               0               0          2,837,000
                                             -----------   ------------       ---------    ------------        -----------
BALANCE, DECEMBER 31, 1997                  $247,128,000   ($23,593,000)              0              $0       $223,923,000
                                             -----------   ------------       ---------    ------------        -----------
                                             -----------   ------------       ---------    ------------        -----------


  The accompanying notes are an integral part of these financial statements.

                         CONCENTRA MANAGED CARE, INC.
                         NOTES TO FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

On August 29, 1997, CONCENTRA Managed Care, Inc. ("CONCENTRA" or the "Company"), a Delaware corporation, was formed by the merger (the "Merger") of CRA Managed Care, Inc. ("CRA") and OccuSystems, Inc. ("OccuSystems"). As a result of the Merger, CRA changed its name to CONCENTRA Managed Care Services, Inc. ("Managed Care Services") and OccuCenters, Inc., the operating subsidiary of OccuSystems, changed its name to CONCENTRA Health Services, Inc. ("Health Services"). The Merger was a tax-free stock for stock exchange accounted for as a pooling of interests. The outstanding shares of CRA and OccuSystems were exchanged for new shares in CONCENTRA. The 22,022,378 outstanding shares of OccuSystems were exchanged one for one for shares of CONCENTRA common stock while the 9,013,906 outstanding shares of CRA were exchanged for 16,098,836 shares of CONCENTRA common stock, representing a conversion ratio of 1.786 to 1.0.

The Company recorded a non-recurring charge of $38,625,000 associated with the Merger. The charges incurred were approximately $12,450,000 for professional fees and services, $14,200,000 in costs associated with personnel reductions, $6,575,000 in facility consolidations and closings, $2,525,000 for the write-off of start-up costs and $2,875,000 of other merger and transitional expenses.

(2) SIGNIFICANT ACQUISITIONS

Managed Care Services has experienced a significant amount of its growth by virtue of the acquisitions of FOCUS HealthCare Management, Inc. ("FOCUS"), Prompt Associates, Inc. ("PROMPT"), First Notice Systems, Inc. ("FNS") and several other smaller acquisitions. Health Services has also experienced a significant amount of its growth from the acquisition of practices, including the acquisition of 16 occupational medical centers and contracts to manage four additional medical centers from Vencor, Inc. ("VMC").

On April 2, 1996, the Company purchased FOCUS for $21,000,000 in cash. FOCUS, based in Brentwood, Tennessee, has built and maintains one of the nation's largest workers' compensation preferred provider organization ("PPO") networks and had annual revenues of approximately $9,900,000 for the year ended December 31, 1995.

On October 29, 1996, the Company purchased PROMPT for $30,000,000 in cash. PROMPT, which is based in Salt Lake City, Utah, is one of the leading providers of hospital bill audit services to the group health payor community for claims that fall outside of an indemnity carrier's, third-party administrator's ("TPA") or health maintenance organization's ("HMO") network of hospital or outpatient facilities and had annual revenues of approximately $10,000,000 for the year ended December 31, 1995.

On June 4, 1997, the Company purchased FNS for $40,000,000 in cash. FNS, based in Boston, Massachusetts, is a leading provider of outsourced call reporting for first notice of loss/injury to the automobile insurance and workers' compensation industries and had annual revenues of approximately $9,000,000 for the year ended December 31, 1996.

On September 30, 1997, the Company purchased 16 occupational medical centers and the management of four additional medical centers from Vencor, Inc. ("VMC") for approximately $27,000,000 in cash. These medical centers had annual revenues of approximately $23,000,000 for the year ended December 31, 1996.

The acquisitions of FOCUS, PROMPT, FNS and VMC have been accounted for by the Company as purchases whereby the basis for accounting for their assets and liabilities are based upon their fair values at the dates of acquisition.
The excess of the purchase price over fair value of net assets acquired (goodwill) for the FOCUS, PROMPT, FNS and VMC acquisitions was $19,217,000, $28,791,000, $35,852,000 and $28,983,000, respectively, and is being amortized over a forty year period.

During 1995, the Company used the net proceeds from the sale of Common Stock, supplemented by borrowings under its credit facility to fully repay certain long-term debt. The early repayment of this debt resulted in the Company recording a net loss on the retirement of debt of $3,140,000 comprised of the write-off of associated deferred finance costs, debt discounts and fees associated with the termination of the interest rate swaps previously required by the loan agreement, offset by a tax benefit.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Physician and physical therapy services are provided at the Health Services centers under management agreements with affiliated physician associations (the "Physician Groups"), which are organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. Since Health Services effectively controls the Physician Groups, Health Services results of operations reflect the revenues generated by the Physician Groups and the costs associated with the delivery of their services. The financial statements of the Physician Groups are consolidated because Health Services has unilateral control over the assets and operations of the Physician Groups and notwithstanding the lack of technical majority ownership, consolidation of the Physician Groups with Health Services is necessary to present fairly the financial position and results of operations of Health Services due to the existence of a parent-subsidiary relationship by means other than record ownership of the Physician Group's voting stock. The shareholders of the Physician Groups are the physician leaders of Health Services, and are employed by Health Services or one of its wholly-owned subsidiaries. Through a shareholder agreement, Health Services restricts any transfer of Physician Group ownership without its consent and can require the holder of such shares to transfer ownership to a Health Services designee upon the occurrence of certain events, including but not limited to the cessation of employment. Control of the Physician Groups is perpetual due to the nature of the relationship and the management agreements between the entities. The employed physicians do not control fee schedules, payor contracts, or employment decisions regarding personnel. The risk of loss for billed services provided by the Physician Groups resides ultimately with Health Services as CONCENTRA Managed Care, Inc. is required to provide financial support on an as needed basis.

(b) CASH AND CASH EQUIVALENTS
The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. The carrying amount approximates fair value due to the short maturity of those instruments.

(c) REVENUE RECOGNITION
The Company recognizes revenue primarily as services have been rendered based upon time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of charges reviewed, and to a limited extent, based on a percentage of savings achieved for the Company's customers. In these circumstances, the customer is obligated to pay the Company when the services have been rendered and the savings identified. During the fee schedule audit process (i.e. medical bill review), each bill reviewed and audited is returned to the customer accompanied by an Explanation of Benefit ("EOB"). The EOB details the total savings with respect to the bill being reviewed as well as the amount owed to the Company as a percentage of savings identified and the line charge associated with the bill being reviewed.

Insurance claims are modeled by PROMPT prior to the insurance company's internal review procedures to determine if the claims should be modeled or are payable by the insurance company. During the insurance company's review process, some claims have pre-existing PPO or HMO arrangements, or other pre-existing conditions and disqualifying situations. When these situations occur, a refund (chargeback) is requested for the amounts paid (invoiced) on these claims. PROMPT's policy is to record a sales allowance as an offset to revenues and accounts receivable based upon the historical tracking of discounts and chargebacks at the time the claims are modeled. A portion of the allowance for doubtful accounts attributable to PROMPT is based on historical experience of ineligible claims which are either charged back or given a negotiated discount. PROMPT utilizes several methods to project unpresented discounts and chargebacks including a tracking of the actual experience of contractual discounts. Other factors that affect collectibility and bad debts for each service line are also evaluated and additional allowance amounts are provided as necessary.

Accounts receivable at December 31, 1996 and 1997 include $4,500,000 of unbilled accounts receivable relating to services rendered during the period but not invoiced until after the period-end. These unbilled accounts receivable relate primarily to field case management services, which are billed on an hourly basis, whereby the Company has not yet provided a sufficient amount of services to warrant the generation of an invoice. The customers are obligated to pay for the services once performed. The Company estimates unbilled accounts receivable by tracking and monitoring its historical experience.

(D) DEPRECIATION
The Company provides for depreciation on property and equipment using straight-line and accelerated methods by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

Asset Classification                             Estimated Useful Life
--------------------                             ----------------------
Furniture and fixtures                                  7 Years
Office and computer equipment                         3 - 5 Years
Automobiles                                             5 Years
Buildings and improvements                             30 Years
Leasehold improvements                             The shorter of the
                                               life of lease or asset life

(E) INTANGIBLE ASSETS
The value of goodwill, assembled workforces, and customer lists are recorded at cost at the date of acquisition. Goodwill, including any excess arising from earn-out payments, is being amortized on a straight-line basis over a 40-year period in accordance with Accounting Principles Board Opinion No. 17 ("APB No. 17"), "Intangible Assets". The Company believes that the life of the core businesses acquired and the delivery of occupational healthcare services is indeterminate and likely to exceed 40 years. The assembled workforces and customer lists are being amortized over five-year and seven-year periods, respectively. As of December 31, 1996 and 1997, the Company recorded accumulated amortization on intangible assets of $24,158,000 and $29,407,000, respectively.

Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining balance of goodwill may not be recoverable or that the remaining useful life may warrant revision. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segments' undiscounted cash flows over the remaining life of the goodwill and compares it to the business segment's goodwill balance to determine whether the goodwill is recoverable or if impairment exists, in which case an adjustment is made to the carrying value of the asset. When an adjustment is required the Company evaluates the remaining goodwill amortization using the factors outlined in APB No. 17.

(F) DEFERRED FINANCE COSTS
The Company has capitalized costs associated primarily with the 6% Convertible Subordinated Notes and is amortizing this as interest expense over the life of the notes. Included in other assets at December 31, 1996 and 1997 were deferred finance costs, net of accumulated amortization, of $3,366,000 and $2,921,000, respectively.

(G) DEFERRED START-UP COSTS
Prior to the Merger, Health Services capitalized the start-up costs associated with the internal development of its medical centers until operational and would amortize these costs over a three year period. The American Institute of Certified Public Accountants proposed a change to the accounting and reporting treatment of start-up costs effective with fiscal year ends beginning after December 15, 1998 which requires start-up costs to be expensed as incurred. As a result of this pending change in accounting principle, the Company wrote-off deferred start-up costs of approximately $2,525,000 at the effective time of the Merger and included this in the non-recurring charge. As of December 31, 1996, the amount recorded as deferred start-up costs was $1,973,000.

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

(J) RECLASSIFICATIONS
Certain amounts in 1995 and 1996 previously reported in CRA's and OccuSystems' financial statements have been reclassified to conform to the presentation in the 1997 financial statements.


(4) EARNINGS PER SHARE

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which supersedes Accounting Principles Board Opinion No. 15. SFAS 128, establishes new accounting standards for the presentation of earnings per share whereby primary earnings per share is replaced with "Basic Earnings Per Share" and fully diluted earnings per share is now called "Diluted Earnings Per Share". Under SFAS 128, Basic Earnings Per Share is computed by dividing reported net income by weighted average common shares outstanding and Diluted Earnings Per Share has been computed assuming the conversion of the Company's convertible notes and the elimination of the related interest expense, and the exercise of stock options, net of their related income tax effect.


(5) REVOLVING CREDIT FACILITIES

On September 17, 1997, the Company entered into the $100,000,000 Senior Credit Facility, ("Senior Credit Facility"), replacing the $60,000,000 Managed Care Services Credit Facility, ("MCS Credit Facility") and the $60,000,000 Health Services Credit Facility, ("HS Credit Facility"). Interest on borrowings under the Senior Credit Facility is payable, at the Company's option, at the higher of the bank's prime rate of interest or the federal funds rate plus an additional percentage of 0.5%, or LIBOR plus an additional percentage of up to 1.25%, depending on certain financial criteria. At December 31, 1996 and 1997, the Company had borrowings under the MCS Credit Facility of $5,700,000 and borrowings under the Senior Credit Facility of $49,000,000, respectively, at an average rate of interest of 7.61% and 6.94%, respectively.

The Senior Credit Facility contains customary covenants, including, without limitation, restrictions on the incurrence of indebtedness, the sale of assets, certain mergers and acquisitions, the payment of dividends on the Company's capital stock, the repurchase or redemption of capital stock, transactions with affiliates, investments, capital expenditures and changes in control of the Company. Under the Senior Credit Facility, the Company is also required to satisfy certain financial covenants, such as cash flow, capital expenditures and other financial ratio tests including current ratios and interest expense coverage ratios. The Company was in compliance with all such covenants during 1997. The Company's obligations under the Senior Credit Facility are secured by a first priority security interest in substantially all of the Company's properties and assets.

The Company is required to pay a commitment fee of 0.125% to 0.25% per annum, depending on certain financial criteria, on the unused portion of the Senior Credit Facility.

On February 23, 1998, the Company signed an amendment to expand the Company's borrowing capacity under the Senior Credit Facility to $200,000,000 under similar terms and conditions in order to finance the repayment of debt associated with its acquisition of Preferred Payment Systems on February 24, 1998. On March 11, 1998, the Senior Credit Facility borrowing capacity was reduced back to the original $100,000,000 amount (see Footnote 14 - Subsequent Events).

For the years ended December 31, 1995, 1996 and 1997, the weighted average borrowings under these revolving credit facilities were $4,903,000, $8,184,000 and $9,615,000, respectively, and the weighted average interest rates were 8.55%, 6.94% and 7.31%, respectively.

(6) LONG-TERM DEBT

Long-term debt consists of the following at December 31:

                                                                                1996           1997
                                                                            ------------   ------------
6% Convertible Subordinated Notes, interest at 6%, due December 2001        $ 97,750,000   $ 97,750,000
Convertible notes payable, interest at 6%; payable through September 1999        785,000           -
Notes payable to various holders, interest ranging from 5.5% to 10%,
 payable in installments through 2005                                            304,000        308,000
Obligations under capital leases                                               1,190,000        542,000
                                                                            ------------   ------------
                                                                             100,029,000     98,600,000
Less: Current maturities                                                        (940,000)      (497,000)
                                                                            ------------   ------------
     Long-term debt, net of current maturities                              $ 99,089,000   $ 98,103,000
                                                                            ------------   ------------
                                                                            ------------   ------------

In December 1996, Health Services issued an aggregate of up to $97,750,000 in principal amount of 6% Convertible Subordinated Notes ("6% Convertible Subordinated Notes"). The 6% Convertible Subordinated Notes will be convertible into 3,291,243 shares of Common Stock at the initial conversion price of $29.70 per share (equivalent to a conversion rate of 33.67 shares per $1,000 principal amount of 6% Convertible Subordinated Notes), subject to adjustment in certain events. The notes are convertible into Common Stock at the option of the holder on or after February through December 2001. The 6% Convertible Subordinated Notes will mature on December 15, 2001 with interest being payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 1997.


(7) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". This statement requires entities to disclose the fair value of their financial instruments, both assets and liabilities, on and off balance sheet, for which it is practicable to estimate fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. The Company's short-term investments are held as available for sale per Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, other current assets, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments.

The fair value of the Company's 6% Convertible Subordinated Notes was estimated based on the closing price of the notes was approximately $97,750,000 and $125,120,000 as of December 31, 1996 and 1997, respectively.


(8) INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

                                                          1995           1996           1997
                                                       ----------    -----------    -----------
          Current:
                 Federal                               $6,529,000    $11,429,000    $15,112,000
                 State                                  1,182,000      2,302,000      3,755,000
                                                       ----------    -----------    -----------
                                                        7,711,000     13,731,000     18,867,000
          Deferred:
                 Federal                                 (120,000)      (214,000)    (6,873,000)
                 State                                     42,000       (251,000)    (1,145,000)
                                                       ----------    -----------    -----------
                                                          (78,000)      (465,000)    (8,018,000)
                                                       ----------    -----------    -----------
          Total                                        $7,633,000    $13,266,000    $10,849,000
                                                       ----------    -----------    -----------
                                                       ----------    -----------    -----------

Significant items making up deferred tax liabilities and deferred tax assets were as follows at December 31:

                                                          1996          1997
                                                       ----------   -----------
Deferred tax assets:
    Allowance for doubtful accounts                    $2,957,000   $ 4,624,000
    Accrued vacation                                            -     1,760,000
    Accrued self insurance                                783,000       580,000
    Acquired goodwill                                     771,000     1,678,000
    Restructuring accruals and reserves                   225,000     5,107,000
    Net operating losses                                        -       506,000
    Other                                                  52,000       109,000
                                                       ----------   -----------
         Deferred tax assets                           $4,788,000   $14,364,000
                                                       ----------   -----------
                                                       ----------   -----------

Deferred tax liabilities:
    Book to tax depreciation                             $930,000   $ 1,716,000
    SEC. 481 (a) adjustments                            1,278,000        34,000
    Goodwill, principally due to differences in
      amortization periods                              2,274,000     4,400,000
    Pre-opening costs                                     499,000             -
    Research and development expense                    1,178,000     1,520,000
    Other                                                 144,000        43,000
                                                       ----------   -----------
                                                       $6,303,000   $ 7,713,000
                                                       ----------   -----------
                                                       ----------   -----------

A reconciliation of the federal statutory rate to the Company's effective tax rate were as follows for the years ended December 31:

                                                           1995       %        1996          %         1997         %
                                                       ----------   ----    -----------    ----    -----------    ----
Tax provision at federal statutory rate                $5,948,000   34.0%   $11,869,000    34.5%   $ 4,789,000    35.0%
State taxes, net of federal income tax benefit            884,000    5.0      1,317,000     3.8        712,000     5.2
Pooled entities tax benefit attributed to individual
 stockholders of the respective companies                 984,000    5.6        101,000     0.3              -       -
Non-deductible goodwill                                   129,000    0.7        367,000     1.1      1,003,000     7.3
Non-deductible restructuring and acquisition costs              -      -              -       -      4,064,000    29.7
Change in valuation allowance                            (638,000)  (3.6)             -       -              -       -
Other items, net                                          326,000    1.9       (388,000)   (1.1)       281,000     2.1
                                                       ----------   ----    -----------    ----    -----------    ----
                                                       $7,633,000   43.6%   $13,266,000    38.6%   $10,849,000    79.3%
                                                       ----------   ----    -----------    ----    -----------    ----
                                                       ----------   ----    -----------    ----    -----------    ----


(9) STOCKHOLDERS' EQUITY

(A) PREFERRED STOCK
The Board of Directors is authorized to issue shares of Preferred Stock, in one or more series, and to fix for each such series the number of shares thereof and voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the Delaware General Corporation Law. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of shares of Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares. As of the date hereof, no shares of Preferred Stock are outstanding and the Board of Directors has no present intention to issue any shares of Preferred Stock.

(B) STOCKHOLDER RIGHTS PLAN
Shortly after the Merger, on September 17, 1997, the Board of Directors declared, pursuant to a rights agreement (the "Rights Agreement"), a dividend distribution of one common share purchase right ("Right") for each outstanding share of Common Stock. Each Right will entitle the registered holder to purchase from CONCENTRA one thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), of

CONCENTRA at a price per share to be determined by the Board of Directors with the advice of its financial advisor about the long-term prospects for Company's value (the "Purchase Price"), subject to adjustment. Each thousandth of a Junior Preferred Share will be economically equivalent to one share of CONCENTRA Common Stock. The Purchase Price is expected to be significantly higher than the trading price of the Common Stock. Therefore, the dividend will have no initial value and no impact on the financial statements of Company.

(C) COMMON STOCK
At December 31, 1997, the Company has reserved approximately 11,043,000 unissued shares of its Common Stock for possible issuance under the Company's stock option plan, stock purchase plans and for the issuance upon possible conversion of the Company's 6% Convertible Notes.


(10) COMMITMENTS AND CONTINGENCIES

The Company leases certain corporate office space, operating and medical facilities, and office and medical equipment under various non-cancelable operating and capital lease agreements. Certain facility leases require the Company to pay increases in operating costs and real estate taxes. In addition, the Company leases certain office facilities from related parties under operating lease agreements that expire on various dates to July 31, 2002. The Company made rental payments of $726,000 to Colonial Realty Trust, a real estate company owned by two stockholders and board members of the Company, for each of the years ended December 31, 1995, 1996 and 1997.

The following is a schedule of rent expense by major category for the years ended December 31:

                                      1995           1996           1997
                                  -----------    -----------    -----------
Facilities                        $10,911,000    $12,668,000    $16,792,000
Office equipment                    1,053,000      1,166,000      2,029,000
Automobiles                         2,638,000      2,729,000      2,976,000
                                  -----------    -----------    -----------
     Total rent expense           $14,602,000    $16,563,000    $21,797,000
                                  -----------    -----------    -----------
                                  -----------    -----------    -----------

The following is a schedule of future minimum lease payments under non-cancelable operating leases for the years ending December 31:

                                                                   OPERATING LEASES
                                                       ---------------------------------------
                                           CAPITAL       RELATED     UNRELATED
                                            LEASES       PARTIES      PARTIES         TOTAL
                                          --------     ----------    -----------   -----------
Year Ending December 31,
1998                                      $573,000     $  726,000    $18,904,000   $19,630,000
1999                                       163,000        726,000     15,683,000    16,409,000
2000                                        22,000        726,000     12,427,000    13,153,000
2001                                             0        726,000      9,674,000    10,400,000
2002                                             0        726,000      7,941,000     8,667,000
Thereafter                                       0        727,000     11,213,000    11,940,000
                                          --------     ----------    -----------   -----------
                                           758,000     $4,357,000    $75,842,000   $80,199,000
                                          --------     ----------    -----------   -----------
                                                       ----------    -----------   -----------

Amount representing interest              (216,000)
                                          --------
                                          $542,000
                                          --------
                                          --------

A wholly-owned subsidiary of Health Services has committed to guarantee $10,400,000 in senior discount notes, plus interest, issued by CONCENTRA Development Corporation ("CDC"), a corporation organized and capitalized to develop occupational healthcare centers in selected markets in the United States. The stated principal amount of the notes total $28,400,000, which will be their accreted value at their stated maturity (five years after the date of
issuance of each note).   Health Services also has the right to acquire the
developed centers at fair market value in the future. Health Services has entered into a management agreement with CDC to manage the healthcare centers' daily operations.

The Company is party to certain claims and litigation initiated in the ordinary course of business. The Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

(11) EMPLOYEE BENEFIT PLANS

(a) CONCENTRA 401(k) PLAN
The Company has a defined contribution plan (the "CONCENTRA 401(k) Plan") pursuant to which employees who are at least 21 years of age and who have completed at least six months of service are eligible to participate. Participants in the 401(k) Plan may not contribute more than the lesser of a specified statutory amount or 15% of his or her pre-tax total compensation. The CONCENTRA 401(k) Plan permits, but does not require, additional matching contributions of up to 50% of participants' pretax contributions up to a maximum of 6% of compensation by the Company. Employees are 100% vested in their own contributions while Company contributions vest 20% after three years and vest an additional 20% each year thereafter. The Company did not make a matching contribution for 1997.

(b) MANAGED CARE SERVICES 401(k) PLAN
Managed Care Services has a defined contribution plan (the "MCS 401(k) Plan") under similar terms to those of the CONCENTRA 401 (k). For the years ended December 31, 1995, 1996 and 1997, the Company has elected to match 50% of up to
4% of compensation.   The Company made net contributions to this plan of
$581,000, $855,000 and $925,000 for the years ended December 31, 1995, 1996 and
1997, respectively. It is anticipated that this plan will merge with the CONCENTRA 401(k) Plan.

(c) HEALTH SERVICES 401(k) PLAN
Health Services has a defined benefit plan (the "HS 401(k) Plan") under similar terms to those of the CONCENTRA 401 (k) except that their were no matching contributions under the plan. It is anticipated that this plan will merge with the CONCENTRA 401(k) Plan.


(12) STOCK PURCHASE PLAN AND STOCK OPTION PLANS

(a) CONCENTRA 1997 EMPLOYEE STOCK PURCHASE PLAN
The CONCENTRA 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") for employees of the Company authorizes the issuance of up to 500,000 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees. The 1997 Purchase Plan is administered by the Compensation Committee of the Board of Directors.

Under the terms of the 1997 Purchase Plan, an employee must authorize the Company in writing to deduct an amount (not less than 1% nor more than 15% of a participant's base compensation and in any event not more than $25,000) from his or her pay during six month periods commencing on January 1 and July 1 of each year (each a "Purchase Period"). The exercise price for shares purchased under the 1997 Purchase Plan for each Purchase Period is the lesser of 85% of the fair market value of the Common Stock on the first or last business day of the Purchase Period. The fair market value will be the closing selling price of the Common Stock as quoted.

(b) MANAGED CARE SERVICES AND HEALTH SERVICES EMPLOYEE STOCK PURCHASE PLANS Managed Care Services and Health Services each had employee stock purchase plans under similar terms and conditions as those under the 1997 Purchase Plan.

The Company issued the following shares of Common Stock under the employee stock purchase plans for each of the following purchase periods:

                                                     WEIGHTED
                                                      AVERAGE
                                        NUMBER         PRICE
    PURCHASE PERIODS ENDED            OF SHARES      PER SHARE
    ----------------------            ---------      ---------
      December 31, 1995                 32,682        $10.49
        June 30, 1996                   29,089        $10.59
      December 31, 1996                 44,606        $22.18
        June 30, 1997                   50,056        $21.38
      December 31, 1997                 47,245        $24.86

(c) CONCENTRA 1997 LONG-TERM INCENTIVE PLAN
CONCENTRA may grant awards with respect to shares under the Company's Long-term Incentive Plan (the "CONCENTRA Incentive Plan"). The awards under the CONCENTRA Incentive Plan include (i) incentive stock options qualified as such under U.S. Federal income tax laws, (ii) stock options that do not qualify as incentive stock options, (iii) stock appreciation rights ("SARs"), (iv) restricted stock awards and (v) performance units.

The number of shares of Common Stock that may be subject to outstanding awards under the CONCENTRA Incentive Plan at any one time is equal to ten percent of the total number of outstanding shares of CONCENTRA Common Stock (treating as outstanding all shares of Common Stock issuable within 60 days upon exercise of stock options or conversion or exchange of outstanding, publicly-traded convertible or exchangeable securities of CONCENTRA) MINUS the total number of shares of Common Stock subject to outstanding awards under the CONCENTRA Incentive Plan and any future stock-based plan for employees or directors of Company. At December 31, 1997, the Company was authorized to award grants of approximately 4,050,000 shares under the CONCENTRA Incentive Plan. The number of shares authorized under the CONCENTRA Incentive Plan and the number of shares subject to an award under the CONCENTRA Incentive Plan will be adjusted for stock splits, stock dividends, recapitalizations, mergers and other changes affecting the capital stock of CONCENTRA.

During 1997, the Company granted restricted stock for 359,754 shares of common stock under the 1997 Incentive Plan which were valued at $9,903,000, based upon the market value of the shares at the time of issuance. The Company granted 2,754 shares to outside directors which will vest over one year. The remaining 357,000 shares will vest 20% per year beginning January 1, 2002. If the Company's financial performance exceeds certain established performance goals, however, the vesting of these shares could accelerate whereby 33 1/3% of the shares could become vested on January 1, 2000 and each year thereafter. For the year ended December 31, 1997, the Company recorded compensation expense of $562,000 in connection with the amortization of deferred compensation associated with the restricted stock grants.

After the Merger, no additional awards will be made under the former CRA and OccuSystems stock option plans and only that number of shares of Common Stock issuable upon exercise of awards granted under the former CRA and OccuSystems stock option plans as of the Merger were reserved for issuance by the Company.

A summary of the status for all outstanding options at December 31, 1995, 1996 and 1997 and changes during the years then ended is presented in the table below:

                                                            Weighted
                                          Number         Average Price
                                        of Shares          Per Share
                                        ---------        -------------
Balance December 31, 1994               2,004,479           $ 4.68
     Granted                              939,538            14.53
     Exercised                          (168,748)             2.69
     Canceled                            (77,676)             6.63
                                        ---------           ------
Balance December 31, 1995               2,697,593             8.18
     Granted                            1,527,369            22.93
     Exercised                          (590,520)             4.65
     Canceled                           (158,485)            13.79
                                        ---------           ------
Balance December 31, 1996               3,475,957            15.01
     Granted                            2,555,840            25.33
     Exercised                          (720,892)             9.94
     Canceled                           (256,633)            21.59
                                        ---------           ------
Balance December 31, 1997               5,054,272           $20.62
                                        ---------           ------
                                        ---------           ------

The weighted average fair market value of options granted in 1996 and 1997 were $22.93 and $29.20, respectively. A further breakdown of the outstanding options at December 31, 1997 is as follows:

                                               Weighted
                                  Weighted      Average     Excercisable   Weighted
   Range of          Number of     Average     Contractual   Number of     Average
Exercise prices       Options       Price         Life        Options       Price
----------------    ---------      ------        ------      ---------      ------
$ 0.01 - $12.39     1,401,669      $ 4.68         7.37         667,474      $ 6.26
$12.74 - $23.13     1,283,935       20.38         8.54         263,254       19.08
$23.17 - $27.88       990,668       26.42         9.19          96,504       25.60
$32.63 - $32.63     1,059,000       32.63         9.83               -           -
$32.75 - $33.88       319,000       33.77         9.87               -           -
                    ---------      ------        ------      ---------      ------
                    5,054,272      $20.62         8.70       1,027,232      $11.36

The Company accounts for these plans under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


                                                          1995           1996          1997
                                                       ----------    -----------   -----------
Net Income Before Extraordinary Items:   As reported   $9,861,000    $21,134,000    $2,837,000
                                         Pro forma     $9,304,000    $18,255,000   ($3,388,000)
Basic Earnings (Loss) Per Share:         As reported        $0.34          $0.59         $0.07
                                         Pro forma          $0.32          $0.51        ($0.09)
Diluted Earnings (Loss) Per Share:       As reported        $0.32          $0.57         $0.07
                                         Pro forma          $0.30          $0.49        ($0.09)

Because the method of accounting under SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Additionally, the 1995, 1996 and 1997 pro forma amounts include $60,000, $229,000 and $396,000, respectively, related to purchase discounts offered on employee stock purchase plans.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995, 1996 and 1997, respectively:

                                                          1995         1996         1997
                                                         ------       ------       ------
Risk-free interest rates                                  6.17%        6.00%        6.00%
Expected volatility                                      47.39%       47.39%       45.29%
Expected dividend yield                                      -            -            -
Expected weighted average life of options in years         3.4          3.4          4.8

(13) SELECTED FINANCIAL DATA

                                                                        For the year ended December 31,
                                                    ------------------------------------------------------------------------
                                                          1993          1994            1995          1996          1997
                                                    --------------  ------------   ------------   ------------  ------------
STATEMENT OF OPERATIONS DATA:
  Revenue                                           $ 164,731,000   $206,797,000   $283,041,000   $349,687,000  $458,952,000
  Gross profit                                         23,923,000     29,744,000     53,142,000     71,848,000   101,522,000
  Non-recurring charges                                20,573,000              -        898,000        964,000    38,625,000
  Operating income (loss)                             (13,377,000)    10,514,000     22,741,000     37,208,000    21,424,000
  Income before taxes                                   4,533,000      4,666,000     17,494,000     34,400,000    13,686,000
  Provision for income taxes (1)                          355,000      6,528,000      7,633,000     13,266,000    10,849,000
  Net income (loss) before extraordinary
   items (1)                                          (15,360,000)    (1,862,000)     9,861,000     21,134,000     2,837,000

Basic earnings per share before
 extraordinary items                                                                      $0.34          $0.59         $0.07
Basic weighted average shares outstanding                                            28,960,000     35,561,000    37,924,000

Diluted earnings per share before
 extraordinary items                                                                      $0.32          $0.57         $0.07
Diluted weighted average shares outstanding                                          30,795,000     37,293,000    39,029,000

BALANCE SHEET:
  Working capital                                   $  20,677,000   $ 17,182,000   $ 19,737,000   $115,616,000  $ 38,829,000
  Total assets                                         72,773,000    107,995,000    182,925,000    359,602,000   436,423,000
  Total debt                                           17,649,000     83,785,000     34,639,000    105,729,000   147,600,000
  Total stockholders' equity (deficit)                 35,805,000     (8,474,000)   106,246,000    209,119,000   223,923,000

(1) Prior to its recapitalization in March of 1994, CRA had elected to be taxed as an "S" corporation. In connection with its recapitalization, CRA was required to change from an "S" to a "C" corporation. This change resulted in CRA recording an incremental tax provision of $3,772,000 in the first quarter of 1994. The Company's pro forma net income for 1994 would have been $3,466,000 higher had CRA had been subject to federal and state income taxes during the entire period based upon an effective tax rate indicative of the statutory rate in effect during the period.


(14) SUBSEQUENT EVENT:

On February 24, 1998, the Company acquired all of the outstanding common stock of Preferred Payment Systems ("PPS") of Naperville, Illinois, in exchange for approximately 7,100,000 shares of Common Stock, the payment of approximately $15,050,000 in cash to dissenting shareholders and the assumption of approximately $49,000,000 of debt which was repaid at the time of the acquisition. The Company expanded its borrowing capacity under the Senior Credit Facility to $200,000,000 to finance this acquisition. This acquisition will be accounted for as a pooling of interests. PPS, founded in 1990, is a provider of specialized cost containment and outsourcing services for healthcare payors.

Pro forma results of operations for the Company for the years ended December 31, 1995, 1996 and 1997 assuming that the acquisition of PPS had occurred on January 1, 1995 would have been; (i) revenues of $305,355,000, $372,683,000 and $493,879,000, respectively, (ii) operating income, including non-recurring charges, of $29,446,000, $45,194,000 and $33,051,000, respectively, or operating income, excluding non-recurring charges, of $30,344,000, $46,158,000 and $71,676,000, respectively and (iii) net income of $13,191,000, $24,732,000 and $6,868,000, respectively, or basic earnings per share of $0.37, $0.58 and $0.15, respectively and diluted earnings per share of $0.35, $0.56 and $0.15,
respectively.   Pro forma net income for the year ended December 31 1995, 1996 and 1997 has been adjusted as if PPS had been subject to federal and state income taxes for the entire year based upon an effective tax rate (41%) indicative of the statutory rates in effect during the year. Prior to its acquisition, PPS had elected to be taxed as an "S" corporation.

On March 11, 1998, the Company issued a new issue of $200 million aggregate principal amount of 4.5% Convertible Subordinated Notes due March 15, 2003 (the "4.5% Convertible Subordinated Notes"). The 4.5% Convertible Subordinated Notes will be convertible into the Company's common stock, at the option of the holder, at a conversion price of $41.25 per share, representing a conversion premium of 25% over the previous day's closing price. The 4.5% Convertible Subordinated Notes are general unsecured obligations of the Company ranking equal in right of payment with the 6% Convertible Subordinated Notes and all other unsecured indebtedness of the Company. In addition, the Company is a holding company that conducts all of its operations through subsidiaries, and the 4.5% Convertible Subordinated Notes and the 6% Convertible Subordinated Notes are structurally subordinate to all obligations of the Company's subsidiaries. The 4.5% Convertible Subordinated Notes were sold through a private placement under Rule 144A of the Securities Act of 1933, as amended and have similar terms and conditions as the 6% Convertible Subordinated Notes.
The Company intends to use the proceeds from the sale of the 4.5% Convertible Subordinated Notes to repay existing debt under the Senior Credit Facility and for general corporate purposes. On March 11, 1998, the Senior Credit Facility borrowing capacity was reduced back to the original $100,000,000 amount.


(15) SELECTED QUARTERLY OPERATING RESULTS (UNAUDITED)

The following table sets forth certain unaudited quarterly results of operations for each of the eight quarters ended December 31, 1997. In management's opinion, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the financial statements and notes thereto included elsewhere in this document. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter.

                                                                            QUARTER ENDED
                                                     ---------------------------------------------------------
                                                       MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,
                                                         1997           1997           1997           1997
                                                     ------------   ------------   ------------  -------------
Revenue                                              $100,872,000   $113,795,000   $120,559,000  $123,726,000
Cost of services                                       79,961,000     87,955,000     91,684,000    97,830,000
                                                     ------------   ------------   ------------  -------------
    Gross profit                                       20,911,000     25,840,000     28,875,000    25,896,000
General and administrative expenses                     8,319,000      9,233,000      9,351,000     9,321,000
Amortization                                            1,190,000      1,120,000      1,348,000     1,591,000
Non-recurring charge                                            -              -     38,625,000             -
                                                     ------------   ------------   ------------  -------------
    Operating income (loss)                            11,402,000     15,487,000   (20,449,000)    14,984,000
Other expense, net                                      1,240,000      1,782,000      2,169,000     2,547,000
Provision (benefit) for income taxes                    4,054,000      5,334,000    (3,389,000)     4,850,000
                                                     ------------   ------------   ------------  -------------
Net income (loss)                                    $  6,108,000   $  8,371,000  ($19,229,000)  $  7,587,000
                                                     ------------   ------------   ------------  -------------
                                                     ------------   ------------   ------------  -------------
Basic earnings (loss) per share                             $0.16          $0.22        ($0.51)         $0.20
Diluted earnings (loss) per share                           $0.16          $0.22        ($0.51)         $0.19

                                                                            QUARTER ENDED
                                                     ---------------------------------------------------------
                                                       MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,
                                                         1996           1996           1996           1996
                                                     ------------   ------------   ------------  -------------
Revenue                                               $77,973,000    $87,439,000    $92,965,000   $91,310,000
Cost of services                                       64,018,000     68,598,000     72,301,000    72,922,000
                                                     ------------   ------------   ------------  -------------
    Gross profit                                       13,955,000     18,841,000     20,664,000    18,388,000
General and administrative expenses                     6,873,000      7,862,000      7,821,000     7,678,000
Amortization                                              654,000        850,000        877,000     1,061,000
Non-recurring charge                                            -              -              -       964,000
                                                     ------------   ------------   ------------  -------------
    Operating income                                    6,428,000     10,129,000     11,966,000     8,685,000
Other expense, net                                        772,000        959,000        518,000       559,000
Provision for income taxes                              2,334,000      3,537,000      4,312,000     3,083,000
                                                     ------------   ------------   ------------  -------------
Net income                                            $ 3,322,000    $ 5,633,000    $ 7,136,000   $ 5,043,000
Basic earnings per share                                    $0.10          $0.16          $0.19         $0.14
Diluted earnings per share                                  $0.10          $0.15          $0.19         $0.13

Corporate Information
-------------------------------------------------------------------------------

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:00 A.M. on Wednesday, May 13, 1998 at One
Federal Street, 8th Floor, Boston, Massachusetts.
Stockholders of record on March 16, 1998 are entitled to vote at the meeting.

FORM 10-K
A copy of the Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge.

Requests should be directed to:
 CONCENTRA Managed Care, Inc.
 312 Union Wharf
 Boston, MA 02109
 Attention: Investor Relations

COMMON STOCK TRANSFER AGENT
AND REGISTRAR
ChaseMellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Richfield Park, NJ 07660

COMMON STOCK LISTING
The Company's Common Stock is listed in the NASDAQ National Market System under the trading symbol "CCMC." The high and low prices of CONCENTRA'S Common Stock for the past eight quarters are shown in the table below:

                           HIGH      LOW
-------------------------------------------
1996
First Quarter              $25.75    $17.75
Second Quarter             $40.75    $22.25
Third Quarter              $37.50    $25.00
Fourth Quarter             $31.00    $23.38

1997
First Quarter              $28.00    $22.00
Second Quarter             $29.50    $17.25
Third Quarter              $35.88    $27.50
Fourth Quarter             $38.50    $31.38


THE COMPANY HAS NEITHER DECLARED NOR PAID CASH
DIVIDENDS ON ITS COMMON STOCK DURING 1996 AND 1997.

The Divisions of
-------------------------------------------------------------------------------

CONCENTRA
MANAGED CARE, INC.

- CONCENTRA MANAGED CARE SERVICES
- CONCENTRA HEALTH SERVICES
- CONCENTRA PREFERRED SYSTEMS
- FIRST NOTICE SYSTEMS
- FOCUS HEALTHCARE MANAGEMENT